                                                  REGISTRATION NO. 333-________
                                                     REGISTRATION NO. 811-01705
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933      [X]
                        PRE-EFFECTIVE AMENDMENT NO.      [_]
                       POST-EFFECTIVE AMENDMENT NO.      [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940  [X]
                             AMENDMENT NO. 329           [X]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                              SEPARATE ACCOUNT A
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  SHANE DALY
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                  (NAMES AND ADDRESSES OF AGENTS FOR SERVICE)

                               -----------------

Approximate Date of Proposed Public Offering: Continuous.

It is proposed that this filing will become effective (check appropriate BOX):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On __________ pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.
    [_]75 days after filing pursuant to paragraph (a)(2) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(3) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account under group variable annuity contracts.

================================================================================

AXA Retirement 360/SM/ Personal Income Benefit

A group flexible premium deferred variable annuity contract

PROSPECTUS DATED ______, 2017

PLEASE READ AND KEEP THIS PROSPECTUS FOR FUTURE REFERENCE. IT CONTAINS IMPORTANT INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING OR TAKING ANY OTHER ACTION UNDER YOUR CONTRACT. YOU SHOULD READ THE PROSPECTUSES FOR THE TRUST WHICH CONTAINS IMPORTANT INFORMATION ABOUT THE PORTFOLIOS.

--------------------------------------------------------------------------------

WHAT IS AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT?

The AXA Retirement 360/SM/ Personal Income Benefit contract is a group-deferred annuity contract ("contract") issued by AXA EQUITABLE LIFE INSURANCE COMPANY.

Either the plan trustee or the employer will be the AXA Retirement 360/SM/ Personal Income Benefit contract owner. Certain rights may be exercised by employees covered under an employer's plan (the "participants"). These rights will be summarized in a participation certificate ("certificate") provided to each participant. The AXA Retirement 360/SM/ Personal Income Benefit contract provides for the accumulation of retirement savings and for income. The contract also offers a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our variable investment options ("investment options").

This prospectus is a disclosure document and describes all of the certificate's material features, benefits, rights and obligations, as well as other information. The description of the certificate's material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the certificate are changed after the date of this prospectus in accordance with the certificate, those changes will be described in a supplement to this prospectus. You should carefully read this prospectus in conjunction with any applicable supplements. The certificate should also be read carefully. You have the right to cancel your certificate within a certain number of days after receipt of the certificate.

The contract may not currently be available in all states. All optional features and benefits described in this prospectus may not be available at the time you purchase the certificate. We have the right to restrict availability of any optional feature or benefit. WE CAN REFUSE TO ACCEPT ANY APPLICATION OR CONTRIBUTION AT ANY TIME, INCLUDING AFTER THE CERTIFICATE HAS BEEN PURCHASED. IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS OR TRANSFERS TO THE CERTIFICATE, YOU MAY NO LONGER BE ABLE TO FUND YOUR PERSONAL INCOME BENEFIT. THIS MEANS THAT YOU MAY NO LONGER BE ABLE TO INCREASE YOUR ACCOUNT VALUE AND GUARANTEED ANNUAL WITHDRAWAL AMOUNT THROUGH CONTRIBUTIONS AND TRANSFERS.

We offer the AXA Retirement 360/SM/ Personal Income Benefit contract to fund Internal Revenue Code Section 403(b) plans (also referred to as "plans"). The AXA Retirement 360/SM/ Personal Income Benefit contract is available to plans that meet our requirements, which may include requirements regarding plan vesting provisions. The contract may not be available in all states, for all plans or at all times and may vary for certain plans, contract owners and participants.

INVESTMENT OPTIONS
--------------------------------------------------------------------------------
.. AXA/AB Dynamic Moderate Growth
.. AXA Balanced Strategy
.. AXA Conservative Growth Strategy
.. AXA Conservative Strategy
.. AXA/Goldman Sachs Strategic Allocation
.. AXA/Invesco Strategic Allocation
.. AXA Moderate Growth Strategy
--------------------------------------------------------------------------------

You allocate amounts to the investment options selected by your employer. Each investment option is a subaccount of Separate Account A. Each investment option, in turn, invests in a corresponding securities portfolio ("portfolio") that is part of the trust (the "Trust"). Your investment results in an investment option will depend on the investment performance of the related portfolio. These investment options are discussed later in this prospectus.

A registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated ______, 2017, is a part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 4956, Syracuse, NY 13221-4956 or calling
(800) 628-6673. The SAI has been incorporated by this reference into this prospectus. This prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this prospectus.




THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                  AXA Retirement 360/SM/ (IF/NB)
                                                                         #286201

Contents of this Prospectus


--------------------------------------------------------------------------------

             Index of key words and phrases                      4
             Who is AXA Equitable?                               5
             How to reach us                                     6
             AXA Retirement 360/SM/ Personal Income Benefit
               group annuity contract at a glance -- key
               features                                          8

             ------------------------------------------------------
             FEE TABLE                                          10
             ------------------------------------------------------

             Example AXA Retirement 360/SM/ Personal Income
               Benefit contracts                                11
             Condensed Financial Information                    11

             ------------------------------------------------------
             1. CONTRACT FEATURES AND BENEFITS                  12
             ------------------------------------------------------
             How the AXA Retirement 360/SM/ Personal Income
               Benefit is available                             12
             How you can contribute to your certificate         12
             How contributions can be made                      13
             What are the investment options under the
               contract?                                        13
             Portfolios of the Trusts                           14
             ERISA considerations for employers                 16
             Allocating your contributions                      16
             Personal Income Benefit                            16
             Death Benefit                                      20
             Your right to cancel within a certain number of
               days                                             20

             ------------------------------------------------------
             2. DETERMINING YOUR CERTIFICATE'S VALUE            21
             ------------------------------------------------------
             Your account value and cash value                  21
             Your certificate's value in the investment options 21

             ------------------------------------------------------
             3. TRANSFERRING YOUR MONEY AMONG INVESTMENT
               OPTIONS                                          22
             ------------------------------------------------------
             Transferring your account value                    22
             Disruptive transfer activity                       22

             ------------------------------------------------------
             4. ACCESSING YOUR MONEY                            24
             ------------------------------------------------------
             Withdrawing your account value                     24
             How withdrawals are taken from your account value  25
             Termination of participation                       25
             When to expect payments                            25
             Your annuity payout options                        26


-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point. This may be the employer, employer's designee or plan trustee or it may be the certificate owner who we may also refer to as the "participant".

When we use the word "contract" we mean the group contract issued to the plan trustee or employer ("contract owner"). When we use the word "certificate," we mean the participation certificate that summarizes the rights of each participant covered under the group contract.

                          CONTENTS OF THIS PROSPECTUS

             ------------------------------------------------------
             5. CHARGES AND EXPENSES                            28
             ------------------------------------------------------
             Charges under the contracts                        28
             Charges that the Trust deducts                     28
             Variations in charges                              28

             ------------------------------------------------------
             6. PAYMENT OF DEATH BENEFIT                        29
             ------------------------------------------------------
             Your beneficiary and payment of benefit            29
             How death benefit payment is made                  29

             ------------------------------------------------------
             7. TAX INFORMATION                                 30
             ------------------------------------------------------
             Tax information and ERISA matters                  30
             Choosing a contract to fund a retirement
               arrangement                                      30
             ERISA matters                                      32
             Impact of taxes to AXA Equitable                   32

             ------------------------------------------------------
             8. MORE INFORMATION                                33
             ------------------------------------------------------
             About our Separate Account A                       33
             About the Trust                                    33
             About the general account                          33
             Dates and prices at which certificate events occur 34
             About your voting rights                           34
             Cybersecurity                                      34
             Statutory Compliance                               35
             About legal proceedings                            35
             Financial statements                               35
             Transfers of ownership, collateral assignments,
               loans, and borrowing                             35
             Funding changes                                    35
             Distribution of the contracts                      35

             ------------------------------------------------------
             APPENDICES
             ------------------------------------------------------
                       Condensed financial information             37
                       State contract availability and/or
                         variations of certain features and
                         benefits                                  38

              --------------------------------------------------------
              STATEMENT OF ADDITIONAL INFORMATION
                Table of contents
              --------------------------------------------------------

                          CONTENTS OF THIS PROSPECTUS

Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this prospectus.

                                                               PAGE

            account value
            annuity payout options
            beneficiary
            business day
            cash value
            certificate
            contributions
            disruptive transfer activity
            DOL
            ERISA
            elective deferral contributions
            Guaranteed Annual Withdrawal Amount
            Guaranteed Withdrawal Overage Rate
            Guaranteed Withdrawal Rate
            investment options
            market timing
            maturity date
            Online Account Access
            participant
                                                               PAGE

            participation date
            participation date anniversary
            participation year
            Personal Income Benefit
            Personal Income Benefit charge
            plan operating expense charge
            portfolio
            processing office
            Ratchet Base
            Required Beginning Date
            SAI
            SEC
            TSA
            Trust
            unit
            unit investment trust

To make this prospectus easier to read, we sometimes use different words than in the contract, certificate or supplemental materials. This is illustrated below. Although we do use different words, they have the same meaning in this prospectus as in the contract, certificate or supplemental materials. Your financial professional can provide further explanation about your certificate.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
account value                          Annuity Account Value

unit value                             Accumulation Unit Value
-----------------------------------------------------------------------------

                        INDEX OF KEY WORDS AND PHRASES

Who is AXA Equitable?

--------------------------------------------------------------------------------

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts. AXA Equitable is solely responsible for paying all amounts owed to you under your contract.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $588.7 billion in assets as of December 31, 2016. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                             WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence to the appropriate location, as follows:

 CORRESPONDENCE:

FOR ALL COMMUNICATIONS SENT BY REGULAR MAIL:

  AXA RETIREMENT PLAN SERVICES
  PO Box 4730
  Syracuse, NY 13221

FOR ALL COMMUNICATIONS SENT BY EXPRESS DELIVERY:

  AXA RETIREMENT PLAN SERVICES
  100 Madison Street
  Syracuse, NY 13202

                              -------------------

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 100 Madison Street, Syracuse, New York 13202.

 REPORTS WE PROVIDE

..   confirmation notices of financial transactions; and

..   quarterly statements of your contract values as of the close of each calendar quarter including your Guaranteed Annual Withdrawal Amount, if applicable, as of the beginning and end of each calendar quarter.

As required, notices and statements will be sent by mail under certain circumstances. They are also available on Online Account Access.

 ONLINE ACCOUNT ACCESS

Online Account Access is designed to provide this information through the Internet. You can obtain information on:

..   your current account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and

..   the Guaranteed Withdrawal Rate and the Guaranteed Withdrawal Overage Rate.

You can also:

..   change your allocation percentages and/or transfer among the investment options; and

..   change your Online Account Access password;

..   elect to receive certain statements electronically;

..   change your address;

..   access "Frequently Asked Questions" and certain service forms; and

..   obtain performance information regarding the investment options.

Online Account Access is normally available seven days a week, 24 hours a day. You may use Online Account Access by visiting our website at www.axa.com and logging in to access your account. Of course, for reasons beyond our control, this service may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by the Internet are genuine.

For example, we will require certain personal identification information before we will act on Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith or willful misconduct. In light of our procedures, we will not be liable for following Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to this service if we determine that you engaged in disruptive transfer activity, such as "market timing" (see "Disruptive transfer activity" in "Transferring your money among investment options" later in this prospectus).

 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (888) 370-8871 to speak with one of our customer service representatives. Our customer service representatives are available on each business day Monday through Thursday from 8:30 a.m. to 7:00 p.m., and on Friday until 5:00 p.m., Eastern Time.

Hearing or speech-impaired clients may call the AT&T National Relay Number at
(800) 855-2880 for information about your account. If you have a Telecommunications Device for the Deaf (TDD), you may relay messages or questions to our Customer Service Department at (888) 370-8871, Monday through Thursday from 8:30 a.m. to 7:00 p.m., and on Friday until 5:00 p.m. Eastern Time. AT&T personnel will communicate our reply back to you, via the TDD.

 TOLL-FREE TELEPHONE SERVICE:

You may reach us toll-free by calling (888) 370-8871 for a recording of daily unit values for the variable investment options.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)transfer/rollover of assets to another carrier;

(2)tax withholding election;

                             WHO IS AXA EQUITABLE?

(3)certificate surrender and withdrawal requests;

(4)election to begin withdrawals under the Personal Income Benefit;

(5)requests for enrollment in our Maximum payment plan; and

(6)death claims.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)address changes; and

(2)transfers among investment options.

We anticipate requiring status documentation in the case of certain changes of ownership or address changes where Foreign Account Tax Compliance Act ("FATCA") withholding could be required. See "Tax Information" later in this Prospectus.

TO CHANGE OR CANCEL ANY OF THE FOLLOWING WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)the date annuity payments are to begin.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your certificate number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests is the participant and in some cases the employer, if the plan requires it.

                             WHO IS AXA EQUITABLE?

AXA Retirement 360/SM/ Personal Income Benefit group annuity contract at a glance -- key features

--------------------------------------------------------------------------------

PROFESSIONAL INVESTMENT   AXA Retirement 360/SM/ Personal Income Benefit's investment
MANAGEMENT                options invest in different portfolios sub-advised by
                          professional investment advisers.
--------------------------------------------------------------------------------------
INVESTMENT OPTIONS        The investment options for which information is provided in this prospectus are available under the contract, subject
                          to state regulatory approval and availability under your
                          employer's plan.
--------------------------------------------------------------------------------------
TAX CONSIDERATIONS        .   No tax on earnings inside the contract.
                          ------------------------------------------------------------
                          .   No tax on transfers among investment options inside the
                              contract.
                          ------------------------------------------------------------
                          Because you are purchasing or contributing to an annuity
                          contract to fund a tax-qualified employer sponsored
                          retirement arrangement, you should be aware that such
                          contracts do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code (the "Code").
                          Before purchasing one of these contracts, employers should consider whether its features and benefits beyond tax
                          deferral meet participant's needs and goals. Employers may also want to consider the relative features, benefits and
                          costs of these contracts with any other investment that
                          participants may use in connection with their retirement
                          plan or arrangement. Depending on the participant's
                          personal situation, the Personal Income Benefit may have
                          limited usefulness because of required minimum
                          distributions. (For more information, see "Tax information"
                          later in this prospectus.)
--------------------------------------------------------------------------------------
PERSONAL INCOME BENEFIT   The Personal Income Benefit guarantees that you can receive up to your Guaranteed Annual Withdrawal Amount beginning at age 65 or later and subject to a distributable event. (For example, the plan terminates or when you are no longer
                          employed by the employer sponsoring the plan. Some plans,
                          however, may allow participants to begin receiving
                          Guaranteed Annual Withdrawal Amount payments while still
                          employed by the employer sponsoring the plan.) Withdrawals of your Guaranteed Annual Withdrawal Amount between the
                          ages of 59 1/2 and 65 are available but will result in a
                          reduced Guaranteed Annual Withdrawal Amount. Withdrawals
                          are taken from your account value and will continue during your lifetime even if your account value falls to zero as
                          payments from us (unless the reduction to zero is caused by a withdrawal that exceeds your Guaranteed Annual Withdrawal
                          Amount). EARLY WITHDRAWALS OR WITHDRAWALS THAT EXCEED YOUR
                          GUARANTEED ANNUAL WITHDRAWAL AMOUNT MAY SIGNIFICANTLY
                          REDUCE OR ELIMINATE THE VALUE OF THE PERSONAL INCOME
                          BENEFIT. For more information, see "Personal Income
                          Benefit" in "Contract features and benefits" later in this prospectus.
--------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS      .   No minimum contribution amount
                          .   Maximum contribution limitations apply to all contracts
                          ------------------------------------------------------------
                          Also, we may refuse to accept any contribution if the sum
                          of all contributions under all AXA Equitable annuity
                          accumulation contracts/certificates of which you are owner or under which you are the participant would total
                          $2,500,000. Upon advance notice to you, we may exercise
                          certain rights we have under the contract/certificate
                          regarding contributions. We may also, at any time, exercise our right to close an investment option to new
                          contributions or transfers. For more information, see "How you can contribute to your certificate" in "Contract
                          features and benefits" later in this prospectus.
--------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY      .   Partial withdrawals
                          .   Withdrawals of your Guaranteed Annual Withdrawal Amount
                          .   Periodic withdrawal option
                          .   Certificate surrender
                          Withdrawals are subject to the terms of the plan and may be limited. You may also incur income tax and a penalty tax.
--------------------------------------------------------------------------------------
DEATH BENEFIT PROTECTION  The contract provides a death benefit. The death benefit is equal to the account value.
--------------------------------------------------------------------------------------
PAYOUT OPTIONS            Fixed annuity payout options
--------------------------------------------------------------------------------------

  AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT GROUP ANNUITY CONTRACT AT A
                            GLANCE -- KEY FEATURES

------------------------------------------------------------------------------------
ADDITIONAL FEATURES     No charge on transfers among investment options
------------------------------------------------------------------------------------
FEES AND CHARGES        Please see "Fee table" later in this prospectus for
                        complete details.
------------------------------------------------------------------------------------
PARTICIPANT ISSUE AGES  20-85
------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT AND CERTIFICATE. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY, OR MAY BE IMPOSED BY EMPLOYERS UNDER THEIR PLANS. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS, INCLUDING THE AVAILABILITY OF ALL INVESTMENT OPTIONS, MAY VARY IN YOUR STATE OR AT CERTAIN AGES; ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS OR IN ALL STATES. YOUR EMPLOYER MAY ELECT NOT TO OFFER ALL OF THE INVESTMENT OPTIONS UNDER THE CONTRACT AS DESCRIBED IN THIS PROSPECTUS. PLEASE SEE "APPENDIX -- STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

The general obligations and any guaranteed benefits under the contract, including the Personal Income Benefit, are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. Owners and participants should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

For more detailed information, we urge you to read the contents of this prospectus, as well as your certificate. This prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The group deferred annuity contract, your participation certificate and any endorsements, riders and data pages are the entire contract between you and AXA Equitable. The prospectus and participation certificate should be read carefully before investing. Please feel free to speak with your financial professional or call us, if you have any questions. If for any reason you are not satisfied with your certificate, you may return it to us for a refund within a certain number of days. Please see "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this prospectus for additional information.

The AXA Retirement 360/SM/ Personal Income Benefit contract and its riders are made available to all plan participants. For retirement plans subject to nondiscrimination testing, we believe that a plan's offering of the Personal Income Benefit does not discriminate in favor of highly compensated employees because it satisfies both the current availability and the effective availability tests of Treasury Regulation section 1.401(a)(4)-4. However, plan sponsors should consult with an independent tax or ERISA advisor to discuss use of the Personal Income Benefit in the specific context of a plan subject to such testing.

  AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT GROUP ANNUITY CONTRACT AT A
                            GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering an AXA Retirement 360/SM/ Personal Income Benefit certificate. Each of the charges and expenses is more fully described in "Charges and expenses" later in this prospectus.

The first table describes fees and expenses that you will pay at the time that you make certain withdrawals, surrender your certificate, purchase an annuity payout option or make certain transfers and rollovers. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply. Charges for certain features shown in the fee table are mutually exclusive.

------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
------------------------------------------------------------------------------------------------------------
Charge for third-party transfer or direct rollover/(1)/ $115 per participant for each occurance current and maximum

Special services charges

  .   Wire transfer charge/(2)/                         $90 (current and maximum)

  .   Express mail charge/(2)/                          $35 (current and maximum)

  .   Check preparation charge/(2)/                     $25 (current and maximum)
------------------------------------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay periodically during the time that you participate in the contract, not including underlying Trust portfolio fees and expenses.
------------------------------------------------------------------------
 CHARGES WE PERIODICALLY DEDUCT FROM YOUR ACCOUNT VALUE/(3)/
------------------------------------------------------------------------

Personal Income Benefit charge (calculated as a
percentage of your account value)/(4)(5)/               1.50% (maximum)
                                                        0.95% (current)

Please see "Personal Income Benefit" in "Contract features and benefits" for more information, and "Personal Income Benefit charge" in
"Charges and expenses" later in this prospectus.
------------------------------------------------------------------------

You also bear your proportionate share of all fees and expenses paid by a "portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the portfolios that you will pay periodically during the time that you own your certificate. These fees and expenses are reflected in the portfolio's net asset value each day. Therefore, they reduce the investment return of the portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each portfolio's fees and expenses is contained in the Trust prospectus for the portfolio.

---------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
---------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2016
(expenses that are deducted from portfolio assets including
management fees, 12b-1 fees, service fees, and/or other      Lowest Highest
expenses/(6) /                                               1.01%  1.30%
---------------------------------------------------------------------------

Notes:
(1)This charge will never exceed 2% of the amount disbursed or transferred.

(2)Unless you specify otherwise, this charge will be deducted from the amount you request.

(3)Depending on your Employer's plan, we may be instructed to withdraw a plan operating expense charge from your account value for administrative and record-keeping services related to your certificate. The charge is determined through an arrangement between your Employer and a third party. We will remit the amount withdrawn to either your Employer or your Employer's designee. Please refer to your certificate for more information.

(4)These charges also compensate us for mortality and expense risks, and administrative and financial accounting expenses we incur under the contract. A portion of this charge is for providing the Personal Income Benefit and death benefit.

(5)If the certificate is surrendered or annuitized, or a death benefit is paid on any date other than your participation date anniversary, we will deduct a pro rata portion of the charge for that year.

(6)"Total Annual Portfolio Operating Expenses" based, in part, on estimated amounts of such expenses.

                                   FEE TABLE

EXAMPLES: AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT CONTRACTS

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees and the underlying Trust fees and expenses (including the underlying portfolio fees and expenses). For a complete description of portfolio charges and expenses, please see the prospectus for each Trust.

Both examples below show the expenses a hypothetical participant would pay in the situations illustrated.

The example should not be considered a representation of past or future expenses for the options shown. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in these examples is not an estimate or guarantee of future investment performance.

The example assumes that you invest $10,000 for the time periods indicated, and that your investment has a 5% return each year. Other than the charge for the Personal Income Benefit, the example also assumes that amounts are allocated to the investment options that invest in portfolios with (a) maximum fees and expenses and (b) minimum fees and expenses (before expense limitations).

------------------------------------------------------------------------------------------------------------
                                                                     IF YOU DO NOT SURRENDER YOUR
                                         IF YOU SURRENDER YOUR      CERTIFICATE AT THE END OF THE APPLICABLE
                                        CERTIFICATE AT THE END                TIME PERIOD
------------------------------------------------------------------------------------------------------------
                                    1 YEAR 3 YEARS 5 YEARS 10 YEARS 1 YEAR    3 YEARS   5 YEARS   10 YEARS
------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   investment options                $242   $743   $1,272   $2,716   $242      $743     $1,272     $2,716
------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   investment options                $211   $652   $1,118   $2,407   $211      $652     $1,118     $2,407
------------------------------------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

Please see "Appendix -- Condensed financial information" at the end of this prospectus for information about the unit values and number of units outstanding as of the period shown for each of the variable investment options available as of December 31, 2016.

                                   FEE TABLE

1. Contract features and benefits

--------------------------------------------------------------------------------

HOW THE AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT IS AVAILABLE?

The contract is issued only to one of two alternative owners: a trust holding the assets of an employer sponsored plan under Section 403(b) of the Internal Revenue Code (the "Code") or an employer sponsoring the 403(b) plan, for the exclusive benefit of the employer's participating employees who have decided to direct that some or all of their 403(b) plan account assets be invested in the contract. Regardless of whether the contract is owned by the sponsoring employer or the 403(b) plan trust, a plan participant who has decided to invest 403(b) plan account assets in the contract will receive a participation certificate summarizing and describing the participant's rights under the contract.

The contract is currently offered under the AXA Retirement 360 platform. The AXA Retirement 360 platform also includes other investment options which are not described in this prospectus. We refer to these investment options under the employer's 403(b) plan as other "affiliated funding vehicles or investments" under the 403(b) plan. The employer's plan may also offer other unaffiliated investment options which we refer to as "third party funding vehicles or investments" under the 403(b) plan.

If the employer sponsoring the 403(b) plan offers the contract as an investment option under the employer's 403(b) plan the plan participant must affirmatively select the contract as an investment option. The minimum issue age for the participant is 20. The maximum issue age is 85.

HOW YOU CAN CONTRIBUTE TO YOUR CERTIFICATE

Payments made to us are called "contributions." Contributions may include contributions with respect to a participant's compensation, rollover contributions, direct plan-to-plan transfers, direct transfers from other funding vehicles under the plan and any other amounts permitted under the Plan and Code. Contributions to your certificate are limited. Other than any rollover or direct transfer contributions permitted by your plan, annual additional contributions cannot exceed the applicable limitations under the Code. We may, at any time, exercise our right to close any investment option to new contributions or transfers. We may also, at any time, exercise our right to restrict the way in which you may make contributions and transfers.

No contributions or transfers are allowed after the earlier of the participant turning age 86 or electing to take Guaranteed Annual Withdrawal Amount payments.

--------------------------------------------------------------------------------
THE 12-MONTH PERIOD BEGINNING ON THE PARTICIPATION DATE AND EACH 12-MONTH
PERIOD THEREAFTER IS A "PARTICIPATION YEAR." THE "PARTICIPATION DATE" MEANS THE EARLIER OF (A) THE BUSINESS DAY ON WHICH WE ISSUE A CERTIFICATE TO THE PLAN PARTICIPANT UNDER THE AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT CONTRACT AND (B) THE BUSINESS DAY ON WHICH THE FIRST CONTRIBUTION FOR THE PLAN PARTICIPANT IS RECEIVED AT OUR PROCESSING OFFICE. FOR EXAMPLE, IF YOUR PARTICIPATION DATE IS MAY 1, YOUR PARTICIPATION DATE ANNIVERSARY IS APRIL 30.
--------------------------------------------------------------------------------

WE RESERVE THE RIGHT, IN OUR SOLE DISCRETION, TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE LIMITATIONS ON CONTRIBUTIONS AND TRANSFERS INTO THE CERTIFICATE AND/OR CERTAIN INVESTMENT OPTIONS. IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, OR PLACE LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE CONTRACT OR ONE OR MORE OF THE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR PERSONAL INCOME BENEFIT FEATURE. THIS MEANS THAT YOU MAY NO LONGER BE ABLE TO INCREASE YOUR GUARANTEED ANNUAL WITHDRAWAL AMOUNT THROUGH CONTRIBUTIONS AND TRANSFERS.

For information on when contributions are credited under your certificate, see "Dates and prices at which certificate events occur" under "More information" later in this prospectus. Please review your certificate for information on contribution limitations.

                        CONTRACT FEATURES AND BENEFITS

HOW CONTRIBUTIONS CAN BE MADE

All contributions must be made in U.S. dollars. We currently only allow contributions to be made by direct transfer from another affiliated funding vehicle or investment. We reserve the right to reject a payment if it is received in an unacceptable form.

We may limit the way in which you can contribute to your certificate. We reserve the right to require any or all contributions and transfers to be made by or from one or more of the following:

..   check,

..   wire transfer,

..   direct plan-to-plan transfers,

..   direct transfers from another third party funding vehicle or investment, or

..   direct transfers from another affiliated funding vehicle or investment.

If we are allowing contributions to be made by check, the check must be drawn on a U.S. bank. We do not accept third-party checks endorsed to us except for rollover contributions, contract exchanges or trustee checks that involve no refund. All checks are subject to our ability to collect the funds.

Your employer can discontinue contributions at any time. We can discontinue contributions under the contract upon a material breach by your employer of the terms and conditions of the contract. If contributions are discontinued, all terms and conditions of the contract will still apply, however, no additional contributions will be accepted by us.

WHAT ARE THE INVESTMENT OPTIONS UNDER THE CONTRACT?

The investment options are subject to any employer plan limitations. We may, at any time, exercise our right to close an investment option to new contributions or transfers. Once you begin receiving your Guaranteed Annual Withdrawal Amount payments, you will no longer be able to make contributions.

Currently, the investment options are:

--------------------------------------------------------------------------------
.. AXA/AB Dynamic Moderate Growth
.. AXA Balanced Strategy
.. AXA Conservative Growth Strategy
.. AXA Conservative Strategy
.. AXA/Goldman Sachs Strategic Allocation
.. AXA/Invesco Strategic Allocation
.. AXA Moderate Growth Strategy
--------------------------------------------------------------------------------

Your investment results in any one of the investment options will depend on the investment performance of the underlying portfolios. You can lose your principal when investing in the investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields. Listed below are the currently available portfolios, their investment objectives and their advisers.

We may, at any time, exercise our right to close any investment option to new contributions or transfers. For more information on our rules that apply to transfers, see "Transferring your account value" and "Disruptive transfer activity" under "Transferring your money among investment options" later in this prospectus.

                        CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS

We offer an affiliated Trust, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC ("AXA FMG"), a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of the EQ Advisors Trust. For some affiliated Portfolios, AXA FMG has entered into sub-advisory agreements with one or more investment advisers (the "sub-advisers") to carry out investment decisions for the Portfolios. As such, among other responsibilities, AXA FMG oversees the activities of the sub-advisers with respect to the affiliated Trust and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Distributors, LLC ( the "Distributor") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. In addition, AXA FMG receives management fees and administrative fees in connection with the services it provides to the affiliated Portfolios. As such, it is generally more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

You may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments, as well as the Portfolios' investment management fees and administrative expenses, will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments. AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

Some affiliated Portfolios invest in other affiliated Portfolios (the "AXA Fund of Fund Portfolios"). The AXA Fund of Fund Portfolios offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Fund of Fund Portfolios by AXA FMG. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Fund of Fund Portfolios than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the Portfolio prospectuses, the AXA Managed Volatility Portfolios may utilize a proprietary volatility management strategy developed by AXA FMG (the "AXA volatility management strategy") and, in addition, certain AXA Fund of Fund Portfolios may invest in affiliated Portfolios that utilize this strategy. The AXA volatility management strategy uses futures and options, such as exchange-traded futures and options contracts on securities indices, to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is above specific thresholds set for the Portfolio. When market volatility is increasing above the specific thresholds set for a Portfolio utilizing the AXA volatility management strategy, the manager of the Portfolio may reduce equity exposure. Although this strategy is intended to reduce the overall risk of investing in the Portfolio, it may not effectively protect the Portfolio from market declines and may increase its losses. Further, during such times, the Portfolio's exposure to equity securities may be less than that of a traditional equity portfolio. This may limit the Portfolio's participation in market gains and result in periods of underperformance, including those periods when the specified benchmark index is appreciating, but market volatility is high. It may also impact the value of certain guaranteed benefits, as discussed below.

The AXA Managed Volatility Portfolios that include the AXA volatility management strategy as part of their investment objective and/or principal investment strategy, and the AXA Fund of Fund Portfolios that invest in Portfolios that use the AXA volatility management strategy, are identified below in the chart by a "(check mark) " under the column entitled "Volatility Management."

Portfolios that utilize the AXA volatility management strategy (or, in the case of certain AXA Fund of Fund Portfolios, invest in other Portfolios that use the AXA volatility management strategy); and investment option restrictions in connection with any guaranteed benefit that include these Portfolios are designed to reduce the overall volatility of your Total account value and provide you with risk-adjusted returns over time. The reduction in volatility helps us manage the risks associated with providing guaranteed benefits during times of high volatility in the equity market. During rising markets, the AXA volatility management strategy, however, could result in your Total account value rising less than would have been the case had you been invested in a Portfolio that does not utilize the AXA volatility management strategy (or, in the case of the AXA Fund of Fund Portfolios, invest exclusively in other Portfolios that do not use the AXA volatility management strategy). THIS MAY EFFECTIVELY SUPPRESS THE VALUE OF GUARANTEED BENEFIT(S) THAT ARE ELIGIBLE FOR PERIODIC RATCHET BASE RESETS BECAUSE YOUR RATCHET BASE IS AVAILABLE FOR RESETS ONLY WHEN YOUR PERSONAL INCOME BENEFIT ACCOUNT VALUE IS HIGHER. Conversely, investing in investment options that feature a managed-volatility strategy may be helpful in a declining market when high market volatility triggers a reduction in the investment option's equity exposure because during these periods of high volatility, the risk of losses from investing in equity securities may increase. In these instances, your account value may decline less than would have been the case had you not been invested in investment options that feature a volatility management strategy.

Please see the underlying Portfolio prospectuses for more information in general, as well as more information about the AXA volatility management strategy. Please further note that certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the AXA volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified below in the chart by a "(delta)" under the column entitled "Volatility Management." Such techniques could also impact your account value and Personal Income Benefit in the same manner described above. Please see the Portfolio prospectuses for more information about the Portfolios' objective and strategies.

                        CONTRACT FEATURES AND BENEFITS

ASSET TRANSFER PROGRAM. Portfolio allocations in certain AXA variable annuity contracts with guaranteed benefits are subject to our Asset Transfer Program
(ATP) feature. The ATP helps us manage our financial exposure in connection with providing certain guaranteed benefits, by using predetermined mathematical formulas to move account value between the AXA Ultra Conservative Strategy Portfolio (an investment option utilized solely by the ATP) and the other Portfolios offered under those contracts. You should be aware that operation of the predetermined mathematical formulas underpinning the ATP has the potential to adversely impact the Portfolios, including their performance, risk profile and expenses. This means that Portfolio investments in contracts with no ATP feature, such as yours, could still be adversely impacted. Particularly during times of high market volatility, if the ATP triggers substantial asset flows into and out of a Portfolio, it could have the following effects on all contract owners invested in that Portfolio:

   (a)By requiring a Portfolio sub-adviser to buy and sell large amounts of securities at inopportune times, a Portfolio's investment performance and the ability of the sub-adviser to fully implement the Portfolio's investment strategy could be negatively affected; and

   (b)By generating higher turnover in its securities or other assets than it would have experienced without being impacted by the ATP, a Portfolio could incur higher operating expense ratios and transaction costs than comparable funds. In addition, even Portfolios structured as funds-of-funds that are not available for investment by contract owners who are subject to the ATP could also be impacted by the ATP if those Portfolios invest in underlying funds that are themselves subject to significant asset turnover caused by the ATP. Because the ATP formulas generate unique results for each contract, not all contract owners who are subject to the ATP will be affected by operation of the ATP in the same way. On any particular day on which the ATP is activated, some contract owners may have a portion of their account value transferred to the AXA Ultra Conservative Strategy Portfolio investment option and others may not. If the ATP causes significant transfers of account value out of one or more Portfolios, any resulting negative effect on the performance of those Portfolios will be experienced to a greater extent by a con- tract owner (with or without the ATP) invested in those Portfolios whose account value was not subject to the transfers.

------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST -
 CLASS IB SHARES                                                                  INVESTMENT MANAGER (OR         VOLATILITY
 PORTFOLIO NAME       OBJECTIVE                                                   SUB-ADVISER(S), AS APPLICABLE) MANAGEMENT
------------------------------------------------------------------------------------------------------------------------------
AXA/AB DYNAMIC        Seeks to achieve total return from long-term growth of      .   AllianceBernstein L.P.     (delta)
  MODERATE GROWTH     capital and income.
------------------------------------------------------------------------------------------------------------------------------
AXA BALANCED          Seeks long-term capital appreciation and current income.    .   AXA Equitable Funds        (check mark)
  STRATEGY                                                                            Management Group, LLC
------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE      Seeks current income and growth of capital, with a          .   AXA Equitable Funds        (check mark)
  GROWTH STRATEGY     greater emphasis on current income.                             Management Group, LLC
------------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE      Seeks a high level of current income.                       .   AXA Equitable Funds        (check mark)
  STRATEGY                                                                            Management Group, LLC
------------------------------------------------------------------------------------------------------------------------------
AXA/GOLDMAN SACHS     Seeks to achieve long term capital appreciation under       .   Goldman Sachs Asset        (delta)
  STRATEGIC           normal market conditions, while focusing on the                 Management, L.P.
  ALLOCATION          preservation of capital in distressed market environments.
------------------------------------------------------------------------------------------------------------------------------
AXA/INVESCO           Seeks long-term capital appreciation while managing         .   Invesco Advisers, Inc.
  STRATEGIC           portfolio volatility.
  ALLOCATION
------------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH   Seeks long-term capital appreciation and current income,    .   AXA Equitable Funds        (check mark)
  STRATEGY            with a greater emphasis on current income.                      Management Group, LLC
------------------------------------------------------------------------------------------------------------------------------

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING.

                        CONTRACT FEATURES AND BENEFITS

ERISA CONSIDERATIONS FOR EMPLOYERS

If the employer's plan is intended to comply with the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") Section 404(c), the employer or the plan trustee must make sure that the investment options chosen for the plan constitute a broad range of investment choices as required by the Department of Labor's ("DOL") regulation under ERISA Section 404(c). See "Tax information" later in this prospectus.

ALLOCATING YOUR CONTRIBUTIONS

Allocations must be in whole percentages and you may change your allocation percentages at any time. However, the total of your allocations must equal 100%. Once your contributions are allocated to the investment options, they become a part of your account value. We discuss account value in "Determining your certificate's value" later in this prospectus.

The group annuity contract that covers the qualified plan in which you participate is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under this contract. In the absence of a specific written arrangement to the contrary, you, as the participant under this contract, have the sole authority to make investment allocations and other decisions under the contract. Your AXA Advisors financial professional is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him/her regarding any different arrangements that may apply.

Currently, the investment options are limited to those listed above. Upon advance notice to you, we reserve the right to add or remove investment options at our sole discretion.

PERSONAL INCOME BENEFIT

This section describes the Personal Income Benefit. The Personal Income Benefit provides you with a guaranteed lifetime withdrawal benefit. Under this benefit, you can receive up to your Guaranteed Annual Withdrawal Amount each participation year (first as withdrawals from your account value and, if necessary because your account value goes to zero by other than an Early or Excess Withdrawal, as payments from us), starting at age 59 1/2 and after satisfying any other pre-conditions and lasting until your death (unless your account value is reduced to zero because of an Early or Excess Withdrawal). See "Effect of Early and Excess Withdrawals" below; see also "Electing to take your Guaranteed Annual Withdrawal Amount" below.

As discussed in more detail below, the Guaranteed Annual Withdrawal Amount is calculated based on contributions, multiplied by an applicable rate, plus any additional amount that may result from a Ratchet increase, described in more detail below.

The charge for the Personal Income Benefit will be deducted from your account value on each participation date anniversary. For a description of how the charge is deducted, see "Personal Income Benefit charge" later in "Charges and expenses."

You should consider not purchasing this certificate if you plan to take withdrawals from your account value in excess of your Guaranteed Annual Withdrawal Amount because those withdrawals may significantly reduce or eliminate the value of the benefit (SEE "Effect of Early and Excess Withdrawals" below).

Prior to purchasing this certificate, you should check with your employer on the rules and limitations that may apply for taking withdrawals from your account value.

DETERMINING YOUR GUARANTEED ANNUAL WITHDRAWAL AMOUNT

Your Guaranteed Annual Withdrawal Amount is calculated based on the following:

..   contributions to the investment options, multiplied by the then current applicable Guaranteed Withdrawal Rate or Guaranteed Withdrawal Overage Rate; plus

..   any Ratchet increase of your Ratchet Base on your participation date anniversary, multiplied by a weighted average of the Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates previously applied to your certificate.

These amounts will continue to be added together to arrive at your total Guaranteed Annual Withdrawal Amount. See "Lifetime minimum distribution withdrawals" in "Accessing your money" later in this prospectus for more information about taking your lifetime required minimum distributions without losing the value of the Personal Income Benefit.

Once you begin to take Guaranteed Annual Withdrawal Amount payments:

..   contributions are not permitted;

..   your Guaranteed Annual Withdrawal Amount will never decrease as long as there are no Early or Excess Withdrawals; and

..   your Guaranteed Annual Withdrawal Amount may increase as the result of a
    Ratchet increase of your Ratchet Base.

THE GUARANTEED WITHDRAWAL RATE AND GUARANTEED WITHDRAWAL OVERAGE RATE

With the Personal Income Benefit, there are two rates applicable at all times. We apply the Guaranteed Withdrawal Rate ("GWR") to the first $100,000 you contribute to the investment options during each participation year. We apply the Guaranteed Withdrawal Overage Rate ("GWOR") to contributions in excess of the first $100,000 during each participation year.

The GWR will not be less than the Ten-Year Treasuries Formula Rate described below except in circumstances where that rate exceeds 7% as discussed below. The GWR is set at the beginning of each calendar quarter, however, we reserve the right to set the GWR at the beginning of each calendar month.

The minimum GWR is calculated using the Ten-Year Treasuries in effect for that quarter, plus a percentage that ranges from 0.25% to 1.00% based on your age at the beginning of the calendar quarter. The percentage is 1.00% if you are between ages 20 and 50, and declines by 0.05% each year until it reaches 0.25% at age 65.

If, at the beginning of a calendar quarter, the GWR calculation results in a rate lower than 2.5%, we will set the rate to a minimum of 2.5%. On the other hand, if the GWR calculation results in a rate greater than 7%, we are under no obligation to set that higher rate; however, we reserve the right to set any rate greater than 7% based solely on our discretion. In our sole discretion, we may declare a GWR that is greater than the rate generated by the GWR calculation.

                        CONTRACT FEATURES AND BENEFITS

..   TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th of the last month of the preceding calendar quarter. U.S. Treasury rates will be determined from the Federal Reserve Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

The GWOR is set at the beginning of each month and will never be less than 2.5%. IN OUR SOLE DISCRETION, WE MAY DECLARE A GWOR THAT IS GREATER THAN 2.5%.

Please note that while the GWR and GWOR are subject to the same stated minimum of 2.5%, we reserve the right to declare a GWOR that is higher or lower than the GWR. During certain periods, the declared rates for the GWR and GWOR may be the same.

The following examples are designed to show the basics as to how your Guaranteed Annual Withdrawal Amount is calculated. The account value used in these examples is after the deduction of all applicable fees and charges.

EXAMPLE 1:

The GWR at the time is 3%. Your amounts under the Personal Income Benefit are calculated as follows:

..   Your account value is $100,000.

..   Your Ratchet Base is $100,000.

..   Your Guaranteed Annual Withdrawal Amount ("GAWA") is $3,000 ($100,000 x 3%).

EXAMPLE 2:

Assume you purchased your certificate as described in EXAMPLE 1 on December 1st and decide to make contributions of $200 on the 15th of each month for a six-month period starting in January of the following year. Also, for the purposes of this example, assume a 0% hypothetical rate of return for the account value. The table below shows the application of the GWOR to six monthly contributions and the resulting values.

------------------------------------------------------------------
                                 NEW    TOTAL   RACHET    ACCOUNT
 DATE    CONTRIBUTION GWR/(*)/   GAWA   GAWA     BASE      VALUE
------------------------------------------------------------------
Dec. 1    $100,000       3%     $3,000 $3,000  $100,000  $100,000
------------------------------------------------------------------
                                 NEW    TOTAL   RACHET    ACCOUNT
 DATE    CONTRIBUTION GWOR/(*)/  GAWA   GAWA     BASE      VALUE
------------------------------------------------------------------
Jan. 15   $     200      3%       $6   $ 3,006 $ 100,200 $ 100,200
------------------------------------------------------------------
Feb. 15   $     200      3%       $6   $ 3,012 $ 100,400 $ 100,400
------------------------------------------------------------------
Mar. 15   $     200      3%       $6   $ 3,018 $ 100,600 $ 100,600
------------------------------------------------------------------
Apr. 15   $     200      4%       $8   $ 3,026 $ 100,800 $ 100,800
------------------------------------------------------------------
May 15    $     200      4%       $8   $ 3,034 $ 101,000 $ 101,000
------------------------------------------------------------------
Jun. 15   $     200      4%       $8   $ 3,042 $ 101,200 $ 101,200
------------------------------------------------------------------

RATCHET BASE AND THE ANNUAL RATCHET

The Personal Income Benefit includes a Ratchet component that may increase your Guaranteed Annual Withdrawal Amount based on the performance of your investment options. Your Ratchet Base initially equals contributions to the investment options and is recalculated on each participation date anniversary to equal the greater of your account value and the most recent Ratchet Base. If your account value is greater, we will "ratchet," or increase, your Ratchet Base to equal your account value. You are eligible for annual ratchets on each participation date anniversary both before and after you begin receiving your Guaranteed Annual Withdrawal Amount payments. If the Ratchet Base is increased, the difference between the prior Ratchet Base and the increased Ratchet Base will be multiplied by a weighted average of the previous Guaranteed Withdrawal Rates and Guaranteed Withdrawal Overage Rates to determine the additional amount that will be added to your Guaranteed Annual Withdrawal Amount (the "Ratchet increase"). This weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base.

If an annual ratchet is not applicable on your participation date anniversary, the Ratchet Base will not be eligible for a ratchet until the next participation date anniversary. The Ratchet Base is decreased on a pro rata basis due to Early and Excess Withdrawals. The Ratchet Base is not reduced by Guaranteed Annual Withdrawal Amount payments once you begin receiving such payments. Please note that it is less likely you will receive a Ratchet increase after you begin receiving your Guaranteed Annual Withdrawal Amount payments. See "Accessing your money" later in this prospectus.

The following example is designed to show how the Ratchet Base works. In this example, assume the certificate was purchased on your participation date anniversary (December 1st) with a $100,000 contribution. Next, assume that you make monthly contributions for 11 consecutive months. In order to demonstrate the operation of the annual ratchet of the Ratchet Base, and the Ratchet increase, further assume that your account value at the end of the participation date anniversary is $109,000.

-------------------------------------------------------------------------------------------------------------------------
                                                                                     NEW     TOTAL    RACHET   ACCOUNT
 DATE                                                        CONTRIBUTION GWR/(*)/   GAWA    GAWA      BASE   VALUE/(**)/
-------------------------------------------------------------------------------------------------------------------------
Dec. 1                                                         $100,000       3%    $3,000    $3,000 $100,000  $100,000
-------------------------------------------------------------------------------------------------------------------------
                                                                                     NEW     TOTAL    RACHET   ACCOUNT
 DATE                                                        CONTRIBUTION GWOR/(*)/  GAWA    GAWA      BASE   VALUE/(**)/
-------------------------------------------------------------------------------------------------------------------------
Jan. 1                                                             $100       3%        $3    $3,003 $100,100  $100,500
-------------------------------------------------------------------------------------------------------------------------
Feb. 1                                                             $200       3%        $6    $3,009 $100,300  $101,280
-------------------------------------------------------------------------------------------------------------------------
Mar. 1                                                             $100       3%        $3    $3,012 $100,400   $98,100
-------------------------------------------------------------------------------------------------------------------------
Apr. 15                                                            $200     3.5%        $7    $3,019 $100,600  $103,600
-------------------------------------------------------------------------------------------------------------------------
May 1                                                              $100     3.5%     $3.50 $3,022.50 $100,700  $107,760
-------------------------------------------------------------------------------------------------------------------------
Jun. 15                                                            $200     3.5%        $7 $3,029.50 $100,900  $103,650
-------------------------------------------------------------------------------------------------------------------------
Jul. 1                                                             $100     3.5%     $3.50    $3,033 $101,000  $102,100
-------------------------------------------------------------------------------------------------------------------------
Aug. 15                                                            $200     3.5%        $7    $3,040 $101,200  $104,380
-------------------------------------------------------------------------------------------------------------------------
Sep. 1                                                             $100     3.5%     $3.50 $3,043.50 $101,300  $103,580
-------------------------------------------------------------------------------------------------------------------------
Oct. 15                                                            $200       3%        $6 $3,049.50 $101,500  $107,860
-------------------------------------------------------------------------------------------------------------------------
Nov. 1                                                             $100       3%        $3 $3,052.50 $101,600  $107,500
-------------------------------------------------------------------------------------------------------------------------

(*)The GWOR is declared monthly and the GWR is declared quarterly. However, we reserve the right to declare the GWR monthly.
(**)The changes to the account value represent hypothetical investment gains and losses due to the performance of the investment options. This example shows an account value that is greater than the Ratchet Base at the end of the participation year. Please note that if the account value was lower than the Ratchet Base at the end of the participation year, there would be no annual ratchet and no increase to the Guaranteed Annual Withdrawal Amount.

                        CONTRACT FEATURES AND BENEFITS

In this example, assuming there are not more contributions, on December 1 (the participation date anniversary), the most recent Ratchet Base ($101,600) is compared to the account value ($109,000) on the participation date anniversary. Because the account value is greater, the Ratchet Base is increased to $109,000. The Total Guaranteed Annual Withdrawal Amount is also increased due to the $7,400 increase in the Ratchet Base. The increase to the Guaranteed Annual Withdrawal Amount is calculated by multiplying the increase to the Ratchet Base ($7,400) by the weighted average of the prior GWRs and GWORs applied to contributions and transfers, any prior Ratchet increases and any Personal Income Benefit Early or Excess Withdrawals. The weighted average is determined by dividing the Guaranteed Annual Withdrawal Amount by the Ratchet Base. Here, the increase to the Guaranteed Annual Withdrawal Amount is calculated as follows:

$3,052.50 / $101,600 = 3.00%

3.00% x $7,400 = $222

$3,052.50 + $222 = $3,274.50

ELECTING TO TAKE YOUR GUARANTEED ANNUAL WITHDRAWAL AMOUNT

You may elect to take your Guaranteed Annual Withdrawal Amount payments through our automatic payment plan or you may take unscheduled withdrawals. All Guaranteed Annual Withdrawal Amount payments reduce your account value on a dollar-for-dollar basis, but do not reduce your Ratchet Base. All withdrawals will reduce your death benefit. See "Withdrawing your account value" under "Accessing your money" later in this prospectus for more information.

In order to start taking Guaranteed Annual Withdrawal Amount payments, you must be at least 59 1/2 and, in most cases, separated from employment with the employer that sponsored the plan. Certain employers' plans may allow you to elect Guaranteed Annual Withdrawal Amount payments while still employed by the employer sponsoring the plan. You must also notify your plan in a form acceptable to the plan and AXA Equitable. The Guaranteed Annual Withdrawal Amount election date will be the business day we receive all information required to process your election at our processing office. After we receive your election, you will no longer be able to make contributions to the investment options.

Your Guaranteed Annual Withdrawal Amount is calculated on a single life basis. However, when you elect to start receiving Guaranteed Annual Withdrawal Amount payments, you may elect payments on a joint life basis. Please note, payments on a joint life basis are only available for the spouse of a participant at the time of the election. Under a joint life basis, Guaranteed Annual Withdrawal Amount payments are guaranteed for the life of both you and your spouse. You may drop the joint life, but you will not be able to name a new joint life and payments will continue to be made in the same amount. The Guaranteed Annual Withdrawal Amount payments on a joint life basis will be less than those available under the single life basis. If you elect a joint life basis, your certificate will continue to be eligible for a Ratchet increase after your death.

Guaranteed Annual Withdrawal Amount payments are designed to begin at age 65. You may elect to take your Guaranteed Annual Withdrawal Amount payments after age 59 1/2 and before age 65, but this will result in a decrease of all future Guaranteed Annual Withdrawal Amount payments, as indicated below.

-------------------------------------------------------------
    PAYMENTS BEGIN AT AGE              ADJUSTED GAWA
-------------------------------------------------------------
           59 1/2                           75%
-------------------------------------------------------------
             60                             75%
-------------------------------------------------------------
             61                             80%
-------------------------------------------------------------
             62                             85%
-------------------------------------------------------------
             63                             90%
-------------------------------------------------------------
             64                             95%
-------------------------------------------------------------
             65                            100%
-------------------------------------------------------------

For example, if your Guaranteed Annual Withdrawal Amount based on receiving payments at age 65 is $5,000 and you elect to begin payments at age 63, your adjusted Guaranteed Annual Withdrawal Amount will be $4,500. ($5,000 x 90% = $4,500).

You may also elect to defer beginning your Guaranteed Annual Withdrawal Amount payments until after age 65, which will result in an increase of your Guaranteed Annual Withdrawal Amount, as indicated below.

-------------------------------------------------------------
    PAYMENTS BEGIN AT AGE              ADJUSTED GAWA
-------------------------------------------------------------
             66                            102%
-------------------------------------------------------------
             67                            104%
-------------------------------------------------------------
             68                            106%
-------------------------------------------------------------
             69                            108%
-------------------------------------------------------------
        70 and older                       110%
-------------------------------------------------------------

Using the same example as above, if your Guaranteed Annual Withdrawal Amount based on receiving payments at age 65 is $5,000 and you elect to begin payments at age 68, your adjusted Guaranteed Annual Withdrawal Amount will be $5,300 ($5,000 x 106% = $5,300).

Your Guaranteed Annual Withdrawal Amounts are not cumulative from year to year. If you withdraw less than the Guaranteed Annual Withdrawal Amount in any participation year, you may not add the remainder to your Guaranteed Annual Withdrawal Amount in any subsequent year.

You may generally take your lifetime required minimum distributions without losing the value of the Personal Income Benefit. See "Lifetime minimum distribution withdrawals" in "Accessing your money" later in this prospectus. If you do not expect to comply with these conditions, this benefit may have limited usefulness for you and you should consider whether the certificate is appropriate for your needs. Please consult your tax adviser.

If you experience a financial hardship that causes you to take a withdrawal, this withdrawal does not start your Guaranteed Annual Withdrawal Amount payments, but will result in a reduction of your Guaranteed Annual Withdrawal Amount. For more information about how a hardship withdrawal will impact the Guaranteed Annual Withdrawal Amount, see "Hardship withdrawals" in "Accessing your money" later in this prospectus.

EFFECT OF EARLY AND EXCESS WITHDRAWALS

An Early Withdrawal is caused when you take a withdrawal before you have elected to begin receiving your Guaranteed Annual Withdrawal Amount payments. If you take an Early Withdrawal, you are still permitted to make contributions to the investment options.

                        CONTRACT FEATURES AND BENEFITS

An Excess Withdrawal is caused when more than your Guaranteed Annual Withdrawal Amount is withdrawn in any participation year. Once a withdrawal (including a hardship withdrawal, as well as, the refund of excess contributions) causes cumulative withdrawals in a participation year to exceed your Guaranteed Annual Withdrawal Amount, the dollar amount of the withdrawal that exceeds the Guaranteed Annual Withdrawal Amount is considered an Excess Withdrawal. In addition, each subsequent withdrawal in that participation year is considered an Excess Withdrawal.

An Early or Excess Withdrawal can cause a significant reduction in both your Ratchet Base and your Guaranteed Annual Withdrawal Amount. If you make an Early or Excess Withdrawal, we will recalculate your Ratchet Base and your Guaranteed Annual Withdrawal Amount. The withdrawal will reduce your Ratchet Base and your Guaranteed Annual Withdrawal Amount on a pro rata basis. Reduction on a pro rata basis means we take the percentage of your account value withdrawn and reduce your Ratchet Base and your Guaranteed Annual Withdrawal Amount by that same percentage. If, at the time you take an Early or Excess Withdrawal, your account value is less than your Ratchet Base, the pro rata reduction in your Ratchet Base will be greater than the dollar amount of the withdrawal.

An Early or Excess Withdrawal that reduces your account value to zero will terminate the certificate and the Personal Income Benefit without value.

The following examples are designed to show how Early and Excess Withdrawals impact the values in your certificate and the Personal Income Benefit. Please note that all withdrawals will reduce your death benefit. See "Payment of death benefit" later in this prospectus.

EXAMPLE 1: An Early Withdrawal

Assume the following:

..   your account value is $5,000;

..   your Ratchet Base is $6,000;

..   your Guaranteed Annual Withdrawal Amount is $200;

..   you are still employed by the plan sponsor; and

..   you decide to take a withdrawal of $500.

Your withdrawal will be an Early Withdrawal. We will deduct $500 from your account value. Your Ratchet Base and Guaranteed Annual Withdrawal Amount will be reduced by 10% (the amount of the withdrawal ($500) divided by your account value ($5,000)). After the withdrawal:

..   your account value will be $4,500;

..   your Ratchet Base will be $5,400 ($6,000 reduced by 10%); and

..   your Guaranteed Annual Withdrawal Amount will be $180 ($200 reduced by 10%).

EFFECT OF YOUR ACCOUNT VALUE FALLING TO ZERO

If your account value falls to zero, there are different impacts to the Personal Income Benefit and GAWA, depending on the circumstance that causes your account value to fall to zero and whether you have elected to start GAWA payments.

ACCOUNT VALUE FALLS TO ZERO BEFORE THE ELECTION TO TAKE GAWA PAYMENTS. If your account value falls to zero due to an Early Withdrawal before you have elected to take GAWA payments, your Personal Income Benefit (including the Guaranteed Annual Withdrawal Amount) and certificate will terminate. We reserve the right to not terminate your certificate in this instance. If we do not terminate your certificate your GAWA be set to zero and will remain at zero unless you make a subsequent contribution. If we terminate your certificate, the Personal Income Benefit cannot be restored. If your account value falls to zero, either due to a withdrawal that is not an Early Withdrawal or due to the deduction of a charge before you have elected GAWA payments, your certificate will not terminate and your GAWA will remain unchanged. Thereafter you can make subsequent contributions or elect to receive GAWA payments once you meet the requirements to begin GAWA payments.

ACCOUNT VALUE FALLS TO ZERO AFTER THE ELECTION TO TAKE GAWA PAYMENTS. If your account value falls to zero due to an Excess Withdrawal after you have elected to take GAWA payments, your Personal Income Benefit (including Guaranteed Annual Withdrawal Amount payments) and certificate will terminate. Once terminated, the Personal Income Benefit cannot be restored. If your account value falls to zero, either due to a withdrawal that is not an Excess Withdrawal or due to a deduction of a charge after you have elected GAWA payments, your certificate will terminate and you will receive a supplementary life annuity contract setting forth your continuing benefits. You will be the owner and annuitant. If the supplementary life annuity contract is issued in connection with a Joint life contract, you will be the annuitant and your spouse will be the joint annuitant, provided you are still married and your spouse is the sole primary beneficiary under the plan. The following will then occur:

..   If you were taking withdrawals through the "Maximum payment plan," we will continue the scheduled withdrawal payments on the same basis.

..   Payments will continue at the same frequency for Single or Joint life contracts, as applicable, or annually under the "Maximum payment" if automatic payments were not being made.

..   The charge for the Personal Income Benefit will no longer apply.

ANNUITIZATION

If you have reached your maximum maturity date, we will allow you to annuitize your certificate and elect to receive lifetime annuity payments at least equal to your current Guaranteed Annual Withdrawal Amount.

OTHER IMPORTANT CONSIDERATIONS

..   The Personal Income Benefit is not appropriate if you do not intend to take withdrawals prior to annuitization.

..   Withdrawals are not considered as annuity payments for tax purposes, and may be subject to an additional 10% Federal income tax penalty before age 59 1/2. See "Tax information" later in this prospectus.

..   All withdrawals reduce your account value and death benefit.

..   If you withdraw less than the Guaranteed Annual Withdrawal Amount in any participation year, you may not add the remainder to your Guaranteed Annual Withdrawal Amount in any subsequent year.

                        CONTRACT FEATURES AND BENEFITS

..   If you surrender your certificate to receive its cash value all benefits under the certificate will terminate, including the Personal Income Benefit.

..   Withdrawals are available under other annuity contracts we offer without purchasing a withdrawal benefit like the Personal Income Benefit.

..   If you are not eligible to begin receiving your Guaranteed Annual
    Withdrawal Amount, and a withdrawal is taken (including a hardship withdrawal), this will be considered an Early Withdrawal.

..   If you elect to take Guaranteed Annual Withdrawal Amount payments on a
    Joint life basis and subsequently get divorced, your divorce will not automatically terminate the certificate. For both Joint life and Single life certificates, it is possible that the terms of your divorce decree could significantly reduce or completely eliminate the value of this benefit. In addition, if you drop the Joint life, you will not be able to name a new Joint life and payments will continue to be made in the same amount.

..   We reserve the right, in our sole discretion, to discontinue the acceptance of, or place limitations on, contributions into the certificate and/or certain investment options. If we exercise our right to discontinue the acceptance of, and/or place limitations on contributions, you may no longer be able to fund your Personal Income Benefit. This means that you may no longer be able to increase your Guaranteed Annual Withdrawal Amount through contributions.

PLEASE NOTE: The Personal Income Benefit terminates upon annuitization and there is a maximum maturity date.

DEATH BENEFIT

Your certificate provides a death benefit. The death benefit is equal to your account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, information and forms necessary to effect payment. This means that the death benefit proceeds could vary up or down, based on investment performance, until the death benefit is paid.

Withdrawals reduce your account value and, therefore, the amount of the death benefit.

If your surviving spouse rolls the death benefit proceeds over into a contract issued by us, the death proceeds will remain invested in this contract until your spouse's contract is issued and the amount of the death benefit will be calculated as of the date we receive all requirements necessary to issue your spouse's new contract. This means that the death benefit proceeds could vary up or down, based on investment performance, until your spouse's new contract is issued.

The amount of any death benefit payable will be reduced by the amount of any forfeiture that applies. Generally, all or a portion of employer contributions which are not vested may be subject to forfeiture.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your certificate, you may return it to us for a refund. To exercise this cancellation right you must mail the certificate directly to our processing office within 10 days after you receive it. In some states, this "free look" period may be longer.

Your refund will equal the contributions, reflecting any investment gain or loss that also reflects the daily charges we deduct. Some states require that we refund the full amount of the contribution (not including any investment gain or loss). Please contact your financial professional and/or see "Appendix -- State contract availability and/or variations of certain features and benefits" to find out what applies in your state. When required by applicable law to return the full amount of your contribution, we will return the greater of your contribution or your certificate's cash value.

We may require that you wait six months before you apply for a certificate with us again if:

..   you cancel your certificate during the free look period; or

..   you change your mind before you receive your certificate whether we have received your contribution or not.

In addition to the cancellation right described above, you have the right to surrender your certificate, rather than cancel it. Surrendering your certificate may yield results different than canceling your certificate, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the certificate. Please see "Tax information" later in this prospectus for possible consequences of cancelling your certificate.

                        CONTRACT FEATURES AND BENEFITS

2. Determining your certificate's value

--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "account value" is the total of the values you have allocated to the investment options. These amounts are subject to certain fees and charges discussed in "Charges and expenses" later in this prospectus.

Your certificate also has a "cash value." At any time before annuity payments begin, your certificate's cash value is equal to the account value less all applicable charges.

YOUR CERTIFICATE'S VALUE IN THE INVESTMENT OPTIONS

Each investment option invests in shares of a corresponding portfolio. Your value in each investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the certificate.

The unit value for each investment option depends on the investment performance of that option. On any day, your value in any investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your certificate under that option, multiplied by that day's value for one unit. The number of your certificate units in any investment option does not change unless they are increased or decreased to reflect additional contributions, withdrawals, and transfers.

In addition, the Personal Income Benefit charge or third-party transfer or rollover charge, will reduce the number of units credited to your certificate. A description of how unit values are calculated is found in the SAI.

                     DETERMINING YOUR CERTIFICATE'S VALUE

3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your account value among the investment options, subject to the following:

..   You must transfer at least $300 of account value or, if less, the entire amount in the investment option. We may waive the $300 requirement.

Upon advance notice we may change or establish additional restrictions on transfers among the investment options, including limitations on the number, frequency, or dollar amount of transfers. We may also, at any time, exercise our right to close a investment option to transfers. A transfer request does not change your percentages for allocating current or future contributions among the investment options. In addition to the restrictions described above, all transfers are subject to our policies and procedures set forth in "Disruptive transfer activity" below.

You may request a transfer in writing or online using Online Account Access. You must send all signed written requests directly to our processing office. Transfer requests should specify:

(1)the certificate number,

(2)the dollar amounts to be transferred, and

(3)the investment options to and from which you are transferring.

You or the trustee or employer owner, whichever applies, can direct us to transfer among the investment options.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small-and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small-and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners/participants.

We offer investment options with underlying portfolios that are part of the EQ Advisors Trust (which is an "affiliated trust" and is also referred to as the "trust"). The affiliated trust has adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner/participant trading activity. The affiliated trust currently considers transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract owner/participant is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner/participant explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner/participant is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or the trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners/participants uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

The trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that the trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners/participants. As of the date of this prospectus, the trust had not implemented such a fee. If a redemption fee is implemented by the trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners/participants should note that it is not always possible for us and the underlying trust to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners/participants may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trust will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners/participants may be treated differently than others, resulting in the risk that some contract owners/participants may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

               TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your account value before annuity payments begin. The table below shows the methods available. Participants may only withdraw amounts from their account value that are 100% vested, subject to the employer's approval, plan rules and applicable laws. (See "Forfeitures" below and "Effect of Early and Excess Withdrawals" in "Contract features and benefits" earlier in this prospectus.) For the tax consequences of taking withdrawals, see "Tax information" later in this prospectus.

Please see "Effect of Early and Excess Withdrawals" in "Contract features and benefits" earlier in this prospectus for more information on how withdrawals affect your Personal Income Benefit and could potentially cause your certificate to terminate.

FORFEITURES

A 403(b) plan may have a vesting schedule applicable to some or all employer contributions. Forfeitures can arise when a 403(b) plan participant who is not fully vested under a plan separates from service. Plan participants should consult the plan administrator to learn more about the vesting schedule. When a forfeiture occurs, we will withdraw any unvested portion of a plan participant's account value and return the amounts to the Employer. The plan administrator must tell us the unvested balance.

Forfeited account values may be reallocated to active plan participants in accordance with the terms of the plan.

METHOD OF WITHDRAWAL

---------------------------------------------------------
                                               LIFETIME
                                               REQUIRED
                      PARTIAL                  MINIMUM
CONTRACT             WITHDRAWAL  SYSTEMATIC  DISTRIBUTION
---------------------------------------------------------
TSA                  yes/(1)(2)/ Yes/(1)(2)/   yes/(2)/
---------------------------------------------------------

/(1)/Only if the certificate is not subject to withdrawal restrictions. /(2)/Requires or may require Plan Administrator's approval. See "Tax information" later in this prospectus.

TAKING WITHDRAWALS UNDER THE PERSONAL INCOME BENEFIT

This section describes the ways in which you can take Guaranteed Annual Withdrawal Amount payments. You may take unscheduled payments by submitting a request in a form acceptable to us, or you can take payments under our automated payment plan.

Under the Maximum payment plan, you may take withdrawals on a monthly, quarterly or annual basis, provided the scheduled payment is at least $250 for monthly and quarterly payments. If the scheduled payment falls below this amount, we will terminate the program, even if a required minimum distribution withdrawal causes the reduction. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next participation date anniversary.

You may elect the Maximum payment plan at any time after you are eligible to start taking Guaranteed Annual Withdrawal Amount payments. You must wait at least 28 days from certificate issue before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. However, you must elect a date that is more than three calendar days prior to your participation date anniversary. The first payment date cannot be more than one full payment mode from the date the enrollment form is received at our processing office.

Our automatic payment plan is available to you if you are taking withdrawals to help you meet lifetime required minimum distributions under federal income tax rules.

MAXIMUM PAYMENT PLAN. Our Maximum payment plan provides for the withdrawal of the Guaranteed Annual Withdrawal Amount in scheduled payments. You select the payment frequency; annually, quarterly or monthly. The amount of the withdrawal will increase on participation date anniversaries with any Ratchet increase.

If you elect annual payments, you may choose the date on which you receive your Guaranteed Annual Withdrawal Amount, but that date cannot be more than one full payment mode from the date your enrollment form is received at our processing office. If you have taken a partial withdrawal from your Personal Income Benefit account value prior to enrollment in the Maximum payment plan, the payment you receive will be the difference between your Guaranteed Annual Withdrawal Amount and the previously received withdrawal.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a participation year, your first payment will be made as soon as your request is processed and include any additional amount that would have been paid to you if you had elected the plan at the beginning of the participation year (the "catch-up payment").

If you take a partial withdrawal from your account value in the same participation year, but prior to enrollment in the Maximum payment plan and the partial withdrawal was greater than any catch-up payment due, the partial withdrawal will be subtracted from the Guaranteed Annual Withdrawal Amount and the difference will be divided by the number of scheduled payments. If the partial withdrawal was less than any catch-up payment due, it will be subtracted from the catch-up payment and the difference will be included with your first payment. In subsequent years, you will receive the full amount of your Guaranteed Annual Withdrawal Amount.

If you take a partial withdrawal after enrolling in the Maximum payment plan, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next participation date anniversary.

PARTIAL WITHDRAWALS AND TERMINATIONS

Subject to the terms of your employer's plan, your certificate and any restrictions in federal income tax rules, you may take partial withdrawals from your account value or terminate your certificate at any time while you are living and before annuity payments begin. If you

                             ACCESSING YOUR MONEY
take a withdrawal, it may affect your Guaranteed Annual Withdrawal Amount. See "Effect of Early and Excess Withdrawals" under "Personal Income Benefit" in" Contract features and benefits" earlier in this prospectus for more information.

The minimum amount you may withdraw at any time is currently $300. We may waive the $300 requirement.

LIFETIME MINIMUM DISTRIBUTION WITHDRAWALS
(SEE "TAX INFORMATION" LATER IN THIS PROSPECTUS)

Generally, if you (typically the plan participant) are at least 70 1/2 years old, then any lifetime required minimum distribution payment up to the amount calculated as described below will not be treated as an Early or Excess Withdrawal. This amount is equal to the lifetime minimum required distribution amount (for the tax year on that participation date anniversary) calculated using only:

(1)the living participant's age,

(2)the IRS Uniform Lifetime table or, if applicable, the Joint Life and Survivor Expectancy table,

(3)the account value of the this certificate, (prior to the first participation date anniversary we use the account value on the participation date and thereafter we use the account value on the date prescribed by the IRS) and

(4)amounts from the current calendar year (no carry-over from past years).

Only amounts calculated as set forth above will not be treated as an Early or Excess Withdrawal. Please note that all withdrawals taken during a participation year are counted toward this amount as calculated above.

For purposes of these examples, assume the account value is $30,000. Also, assume the following:

..   Annual RMD amount (as calculated above) = $6,000

..   Ratchet Base = $60,000

..   Guaranteed Annual Withdrawal Amount = $2,400.

EXAMPLE 1:

Assume you take the following withdrawals: $1,500 on May 1st, $2,000 on September 1st, and $1,750 on November 1st. None of these withdrawals will be treated as an Excess Withdrawal because even though they exceeded the Guaranteed Annual Withdrawal Amount they did not exceed the annual RMD amount of $6,000. These withdrawals would reduce your account value on a dollar-for-dollar basis but would not reduce your Ratchet Base or Guaranteed Annual Withdrawal Amount.

EXAMPLE 2:

Assume you take a $500 withdrawal on June 1st. Further assume you take a withdrawal of $6,000 on December 31st to satisfy your annual RMD amount. In this instance, $500 of the December 31st withdrawal would be considered an Excess Withdrawal because the total withdrawals exceeded the Guaranteed Annual Withdrawal Amount and also exceeded the annual RMD amount by $500. This is an Excess Withdrawal that will reduce both your Ratchet Base and Guaranteed Annual Withdrawal Amount on a pro rata basis. Your account value will be reduced dollar-for-dollar by the amount of the withdrawal. Here are the values after the withdrawal:

..   Account Value = $23,500 (or $30,000 - $6,500).

..   Your Ratchet Base = $59,000 (or $60,000 - $1,000). This $1,000 reduction represents a pro rata reduction of 1.67%.

..   Guaranteed Annual Withdrawal Amount (for future participation years) =
    $2,360 (or $2,400 - $40). This $40 reduction represents a pro rata reduction of 1.67%.

HARDSHIP WITHDRAWALS

Generally, in order to receive a hardship withdrawal (special federal income tax definition), you must meet certain criteria and have your request approved by the Plan. For more information, see "Withdrawal restrictions" under "Tax Information" later in this prospectus.

HOW WITHDRAWALS ARE TAKEN FROM YOUR ACCOUNT VALUE

Unless you specify otherwise, we will subtract your withdrawals on a pro rata basis.

TERMINATION OF PARTICIPATION

Your certificate may be terminated by us and your account value paid to your employer if:

(1)we have not received any contributions on your behalf within 180 days from your participation date; or

(2)the plan is no longer qualified under the Code and the contract is terminated by us.

The employer and, under certain circumstances, we may discontinue contributions under the contract. Such discontinuance means that the employer will not permit any further contributions to be made under the contract. All other provisions of the contract remain in effect.

The employer may terminate the contract by transferring all the assets to another contract which will terminate your certificate.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the date of the transaction to which the request relates. These transactions may include applying proceeds to a annuity payout option, payment of a death benefit, payment of any amount you withdraw and, upon certificate termination, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of which sales of securities or determination of fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your values in certain investment options (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 15 days) while we are waiting for a contribution check to clear.

                             ACCESSING YOUR MONEY

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The contract offers you several choices of annuity payout options.

You can choose from among the different forms of annuity payout options listed below. Restrictions may apply, depending on your age at certificate issue. Also, certain payout options may not be available in certain states or with certain types of contracts.

Deferred annuity contracts such as the AXA Retirement 360/SM/ Personal Income Benefit provide for conversion to payout status at or before the certificate's "maturity date." This is called annuitization. When your certificate is annuitized, your AXA Retirement 360/SM/ Personal Income Benefit certificate and all its benefits terminate and will be converted to a supplemental payout annuity contract ("payout option") that provides for periodic payments for life or for a specified period of time. In general, the periodic payment amount is determined by the account value or cash value of your AXA Retirement 360/SM/ Personal Income Benefit certificate at the time of annuitization and the annuity purchase factor to which that value is applied, as described below. We have the right to require you to provide any information we deem necessary to provide an annuity payout option. If an annuity payout is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

Your AXA Retirement 360/SM/ Personal Income Benefit certificate guarantees that upon annuitization, your annuity account value will be applied to a guaranteed annuity purchase factor for a life annuity payout option. We reserve the right, with advance notice to you, to change your annuity purchase factor any time after your fifth participation date anniversary and at not less than five year intervals after the first change. (Please see your certificate and SAI for more information). In addition, you may apply your account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on your age at certificate issue. If you choose to annuitize your certificate, the Personal Income Benefit feature will terminate without value. Payments you receive under the annuity payout option you select may be less than you would have received under the Personal Income Benefit feature. SEE "Personal Income Benefit" in "Contract features and benefits" earlier in this prospectus for further information. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time.

ANNUITY PAYOUT OPTIONS
---------------------------------------------------------------
Fixed annuity payout options    .   Life annuity
                                .   Life annuity with period
                                    certain
                                .   Life annuity with refund
                                    certain
                                .   Period certain annuity
---------------------------------------------------------------

..   LIFE ANNUITY: An annuity that guarantees payments for the rest of your life. Payments end with the last monthly payment before your death. Because there is no continuation of benefits following your death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as you are living. If you choose this payout option and you die before the due date of the second (third, fourth, etc.) annuity payment, then you will only receive one (two, three, etc.) annuity payment.

..   LIFE ANNUITY WITH PERIOD CERTAIN: An annuity that guarantees payments for the rest of your life. If you die before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond your life expectancy or the joint life expectancy of you and the designated beneficiary. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   LIFE ANNUITY WITH REFUND CERTAIN: An annuity that guarantees payments for the rest of your life. If you die before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered.

..   PERIOD CERTAIN ANNUITY: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. The guarantee period may not exceed your life expectancy. This option does not guarantee payments for the rest of your life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of your life and, after your death, payments continue to the survivor. Generally, unless you elect otherwise with the written consent of the spouse, this will be the form of annuity payment provided for married participants under certain 403(b)s. We may offer other payout options not outlined here. Your financial professional can provide details.

FIXED ANNUITY PAYOUT

With fixed annuities, we guarantee fixed annuity payments that will be based either on the tables of guaranteed annuity payments in your certificate or on our then current annuity rates, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies, depending on the annuity payout option that you choose.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your certificate before annuity payments begin. Unless you choose a different payout option, we will generally pay annuity payments under a life annuity with a period certain. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

                             ACCESSING YOUR MONEY

You can choose the date annuity payments are to begin, but generally it may not be earlier than thirteen months from the participation date. You can change the date your annuity payments are to begin anytime before that date as long as you do not choose a date later than the 28th day of any month or later than your certificate's maturity date. Your certificate's maturity date is the date by which you must either take a lump sum withdrawal or select an annuity payout option. The maturity date is generally the participation date anniversary that follows your 95th birthday. This may be different in some states. Please see "Appendix -- State contract availability and/or variations of certain features and benefits" later in this prospectus for state variations.

We will send you a notice with your certificate statement one year prior to your maturity date. Once you have selected an annuity payout option and payments have begun, no change can be made. If you do not respond to the notice within the 30 days following your maturity date, your certificate will be annuitized automatically using the normal form of annuity payout option. Currently, our normal form of annuity payout option is life annuity with a period certain not to exceed 10 years.

We currently offer different payment frequencies on certain annuity payout options. In general, the total annual payout will be lower for more frequent payouts (such as monthly) because of the increased administrative expenses associated with more frequent payouts. In general, the longer the period over which we expect to make payments, the lower will be your payment for each year.

The amount of the annuity payments will depend on:

(1)the amount applied to purchase the annuity;

(2)the type of annuity chosen;

(3)in the case of a life annuity, your age (or your and the designated beneficiary's ages);

(4)in the case of a period certain annuity, the period selected; and

(5)the frequency of the payments.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay the account value in a single sum rather than as payments under the payout option chosen.

ANNUITY MATURITY DATE

Your certificate has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is generally the participation date anniversary following your 95th birthday. We will send a notice with the annual statement one year prior to the maturity date.

On the certificate's maturity date you may elect:

..   an annuity payout option we are then offering;

..   a lump sum distribution of your account value; or

..   the Personal Income Benefit maturity date annuity benefit.

The Personal Income Benefit maturity date annuity benefit compares: (i) your Guaranteed Annual Withdrawal Amount under the Personal Income Benefit; and
(ii) the amount you would receive by applying your account value on the certificate's maturity date to the guaranteed annuity rates for a life only annuity. The Personal Income Benefit maturity date benefit provides periodic payments of the higher resulting amount for life. This amount is fixed and does not change after annuity payments begin. You will not be permitted to make any additional withdrawals.

Please see "Appendix -- State contract availability and/or variations of certain features and benefits" later in this prospectus for the state variations.

                             ACCESSING YOUR MONEY

5. Charges and expenses

--------------------------------------------------------------------------------

CHARGES UNDER THE CONTRACTS

PERSONAL INCOME BENEFIT CHARGE

This charge will be deducted from your investment options on a pro rata basis on each participation date anniversary. It is not pro-rated to account for a portion of the year. However, if the entire account value is withdrawn through an Early or Excess Withdrawal, the certificate is surrendered or a death benefit is paid on a date other than a participation date anniversary, we will deduct a pro rata portion of the charge for that year.

CHARGE FOR THIRD-PARTY TRANSFER OR ROLLOVER

We may deduct a charge for third-party transfers. A third party transfer is where you ask us to directly transfer or roll over funds from your certificate to a permissible third-party funding vehicle or investment, or to another eligible plan. We will deduct this charge from your account value. This charge will also be imposed on each third-party transfer out of the contract's forfeiture account into another permissible funding vehicle.

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 1%.

PLAN OPERATING EXPENSE AND OTHER CHARGES FOR ADDITIONAL SERVICES

Depending on your Employer's plan, we may be instructed to with- draw a plan operating expense or other expense from your account value and to remit the amount withdrawn to either your Employer, your Employer's designee or a third party as directed by your Employer. The amount to be withdrawn is determined by your Employer; we have no responsibility for determining that such amount is necessary and proper under the terms of your Employer's plan. We will deduct this charge pro rata from your investment options. This deduction will not reduce your Guaranteed Annual Withdrawal Amount or Ratchet Base.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

CHECK PREPARATION CHARGE. The standard form of payment for all withdrawals is direct deposit. If direct deposit instructions are not provided, payment will be made by check. We charge for check preparation.

CHARGES THAT THE TRUST DEDUCTS

The Trust deducts charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees.

..   Operating expenses, such as trustees' fees, independent auditors' fees, legal counsel fees, administrative service fees, custodian fees, and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each portfolio. Since shares of the Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the investment options and are reflected in their unit values. Certain portfolios available under the contract in turn invest in shares of other portfolios of EQ Advisors Trust and/or shares of other affiliated or unaffiliated portfolios (collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

VARIATIONS IN CHARGES

For certain groups offered the AXA Retirement 360/SM/ Personal Income Benefit contract, we may reduce the Personal Income Benefit charge. We may make other changes to the AXA Retirement 360/SM/ Personal Income Benefit contract or certificate.

Our costs for sales, administration and mortality may vary based on a number of factors, including the size and type of group or sponsoring organization; the level of services provided by us or your financial professional; if we will be the sole contract provider; and the compensation we expect to pay the financial professional in connection with the sale of the contract(s). We take all these factors into account when reducing charges.

Any variation in charges, pricing or benefits will reflect differences in our costs of selling the contracts and/or the contract services we or your financial services professional provide and will not be unfairly discriminatory.

Groups may be governed by federal income tax rules, ERISA or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

                             CHARGES AND EXPENSES

6. Payment of death benefit

--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

Beneficiary designations are subject to the terms of your plan.

EFFECT OF YOUR DEATH

If you die before the annuity payments begin, we will pay the death benefit to your beneficiary designated under your Employer's plan.

HOW DEATH BENEFIT PAYMENT IS MADE

We will pay the death benefit to the beneficiary in the form of the annuity payout option you have chosen. If you have not chosen an annuity payout option as of the time of your death, the beneficiary will receive the death benefit in a single sum. However, subject to any exceptions in the contract, our rules and applicable federal income tax rules, the beneficiary may elect to apply the death benefit to one or more annuity payout options we offer at the time. See "Your annuity payout options" under "Accessing your money" earlier in this prospectus. Please note that you may elect only a life annuity or an annuity that does not extend beyond the life expectancy of the beneficiary. In some cases a beneficiary may be able to do a non-spousal direct rollover to a new inherited IRA in the case of a death benefit from a qualified plan, 403(b) plan, or governmental employer 457(b) plan.

PERSONAL INCOME BENEFIT ON A SINGLE LIFE BASIS. If you elected to take Guaranteed Annual Withdrawal Amount payments on a Single life basis, your beneficiary may elect any death benefit option described earlier in this prospectus for which your beneficiary is eligible. Your beneficiary is not eligible to receive Guaranteed Annual Withdrawal Amount payments.

PERSONAL INCOME BENEFIT ON A JOINT LIFE BASIS. If you elected to take Guaranteed Annual Withdrawal Amount payments on a Joint life basis, your beneficiary may either:

..   elect any death benefit option described earlier in this prospectus for which the beneficiary is eligible; or

..   elect to continue the certificate under the Personal Income Benefit, if your beneficiary is the same spouse you were married to when you elected to take Guaranteed Annual Withdrawal Amount payments on a Joint life basis and you were still married at the time of your death.

If your beneficiary elects any death benefit option other than the Personal Income Benefit, the Guaranteed Annual Withdrawal Amount payments will terminate.

If you had not yet started lifetime RMD payments at your death, your spousal beneficiary may (1) choose the "5-year rule" (the Guaranteed Annual Withdrawal Amount payments will terminate when all amounts under the certificate have been distributed) or (2) continue the certificate and take withdrawals under the Personal Income Benefit. If you were younger than age 70 1/2 at the time of your death, your spousal beneficiary may defer Personal Income Benefit payments until you would have reached age 70 1/2. However, any Guaranteed Annual Withdrawal Amount payments skipped cannot be recovered.

Under the Personal Income Benefit:

..   The certificate continues with your name on it for the benefit of your beneficiary.

..   The charge for the Personal Income Benefit will continue to apply.

..   Payments will be equal to the Guaranteed Annual Withdrawal Amount. For information about what happens when the Personal Income Benefit account value falls to zero, see "Effect of your account value falling to zero" under "Personal Income Benefit in "Contract features and benefits" earlier in this prospectus.

..   If you were enrolled in the Maximum payment plan (described earlier in this prospectus in ''Accessing your money'' under ''Withdrawing your account value''), enrollment in a plan will continue unless your beneficiary submits a request to change the plan or to take ad hoc withdrawals.

..   If your spousal beneficiary receives payments under the Maximum payment plan, we will make an extra payment (if necessary) in December that will equal the RMD amount less payments made through November 30th and any scheduled December payment.

..   If your beneficiary takes any partial withdrawals in addition to RMD payments, the partial withdrawals may be treated as Excess Withdrawals if they exceed the Guaranteed Annual Withdrawal Amount.

..   If prior to your death, you did not elect the Maximum payment plan and your beneficiary takes unscheduled Guaranteed Annual Withdrawal Amounts from the account value, we will make a payment (if necessary) in December that will equal the RMD amount less any withdrawals made through the payment date.
    The December payment will not be treated as an Excess Withdrawal. However, any future withdrawals in the same participation year may be treated as Excess Withdrawals. If your beneficiary satisfies the RMD amount through unscheduled withdrawals prior to the December payment, any withdrawal from the account value that exceeds the Guaranteed Annual Withdrawal Amount will be considered an Excess Withdrawal.

..   Upon the death of your spousal beneficiary, the Personal Income Benefit stops. The beneficiary designated by your spousal beneficiary to receive any interest in the certificate after the spousal beneficiary dies will receive any remaining account value in a lump sum.

                           PAYMENT OF DEATH BENEFIT

7. Tax information

--------------------------------------------------------------------------------

TAX INFORMATION AND ERISA MATTERS

OVERVIEW

This section of the prospectus discusses the current federal income tax rules that generally apply to 403(b) plans funded by annuity contracts. Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect Personal Income Benefit Contracts and Certificates purchased before the change. Congress may also consider proposals to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax aspects of annuity contracts and 403(b) plans. We cannot predict, what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of 403(b) plans or Personal Income Benefit Contracts and Certificates. Moreover, the tax aspects that apply to a particular employer's 403(b) plan or Personal Income Benefit Contract may vary depending on the facts applicable to that employer. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. Rights or values under 403(b) plans or Personal Income Benefit Contracts and Certificates, or payments under the Personal Income Benefit Contracts and Certificates, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate or inheritance taxes. Employers should not rely only on this document, but should consult their tax advisors before choosing a Personal Income Benefit Contract as an investment option for the employer's 403(b) plan. Similarly, plan participants should not rely only on this document, but should consult their tax advisors before choosing to allocate any part of their 403(b) plan account to a Personal Income Benefit Certificate.

FATCA

Even though this section in the prospectus discusses consequences to United States individuals you should be aware that the Foreign Account Tax Compliance Act ("FATCA") which applies to certain U.S.-source payments may require AXA Equitable and its affiliates to obtain specified documentation of an entity's status before payment is made in order to avoid punitive 30% FATCA withholding. The FATCA rules are initially directed at foreign entities, and may presume that various U.S. entities are "foreign" unless the U.S. entity has documented its U.S. status by providing Form W-9. Also, FATCA and related rules may require us to document the status of certain contract owners, as well as report contract values and other information for such contract owners. For this reason AXA Equitable and its affiliates intend to require appropriate status documentation at purchase, change of ownership, and affected payment transactions including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of recipient.

CHOOSING A CONTRACT TO FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles available to fund 403(b) plans: an annuity contract under Section 403(b)(1) of the Code or a custodial account that invests only in mutual funds and which is treated as an annuity contract under Section 403(b)(7) of the Code. Both types of 403(b) arrangements qualify for tax deferral. Employers sponsoring 403(b) plans should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, employers sponsoring 403(b) plans should consider the annuity contract's features and benefits as well as the features and benefits of other permissible funding vehicles and the relative costs of annuity contracts and other funding vehicles. Employers should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the portfolios.

403(B) PLAN OVERVIEW; CONTRIBUTIONS; PERSONAL INCOME BENEFIT CONTRACT (CERTIFICATE)

Two different types of employers are eligible to maintain 403(b) plans: public schools and specified tax-exempt organizations under Section 501(c)(3) of the Code. Contributions to the 403(b) plan, if properly made, will not be currently taxable compensation to the employee. Moreover, the employee will not be taxed on the earnings in the 403(b) funding vehicle until he/she takes distributions.

The sponsoring employer must have a written plan maintained in accordance with federal income tax rules for 403(b) plans, including provisions governing:

..   participation and nondiscrimination rules;

..   funding vehicles; and

..   requirements and limits on contributions, distributions, and benefits.

As part of this process, the sponsoring employer designates the insurance companies, and/or custodians and mutual fund companies to which it will make contributions to purchase 403(b)(1) annuity contracts or 403(b)(7) custodial accounts under its 403(b) plan. These companies are typically referred to as "approved providers" or "approved vendors" under the employer's 403(b) plan. If AXA Equitable ceases to be an approved provider under an employer's 403(b) plan, the employer could stop allowing amounts to be transferred in to the Personal Income Benefit Contract, or could direct a transfer of amounts held on behalf of plan participants and their beneficiaries from the Personal Income Benefit Contract to another funding vehicle under the 403(b) plan in a contract exchange under the same plan.

The sponsoring employer may also designate one or more persons (individuals or businesses) to perform various functions under the 403(b) plan on the employer's behalf. These persons are referred to as "employer's designee(s)."

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The types and amounts of contributions to the 403(b) plan on a behalf of a participating employee are in the terms of the 403(b) plan, subject to federal income tax rules.

Contributions made with respect to a participant's compensation are typically made by a participant's salary reduction on a pre-tax basis, although the plan may also permit or require employer contributions. If the plan has a designated Roth contribution feature, a plan participant may make salary reduction contributions on an after-tax basis. In addition to compensation-related contributions made through the employer's payroll, 403(b) plans may permit a plan participant to make rollover contributions from another eligible retirement plan or contributions which are a direct transfer of assets from another 403(b) plan.

All contributions to the 403(b) plan made on behalf of a plan participant, and any earnings, are in the participant's 403(b) plan account. Generally amounts in a participant's 403(b) plan account are nonforfeitable, although certain 403(b) plans may have a vesting schedule applicable to employer contributions. See "Accessing your money" earlier in this prospectus.

A plan participant choosing to allocate some or all of the participant's 403(b) plan account to the Personal Income Benefit Contract (Certificate) will direct the employer or the employer's designee for this purpose to transfer amounts from the participant's 403(b) plan account to the Personal Income Benefit Contract (Certificate). AXA Equitable will not accept contributions to a Personal Income Benefit Contract or Personal Income Benefit Certificate from a plan participant or the sponsoring employer's payroll. Currently, all contributions to a Personal Income Benefit Contract or Personal Income Benefit Certificate must be made through a direct transfer from another funding vehicle under the 403(b) plan, referred to as a "contract exchange under the same plan".

Participants should consult their own tax and legal advisors in considering whether to allocate any part of the participant's 403(b) plan account to the Personal Income Benefit Contract (Certificate), and if so, how much of the participant's 403(b) plan account to allocate.

Participants should consider the potential need to access amounts allocated to the Personal Income Benefit Contract (Certificate) before payments under the Personal Income Benefit Contract (Certificate) begin, in transactions which could be an Early Withdrawal or Excess Withdrawal. See "Effect of Early and Excess Withdrawals" in "Contract features and benefits". Early Withdrawals and Excess Withdrawals could reduce the amount of the ultimate benefit from the Personal Income Benefit Contract (Certificate). If the 403(b) plan permits loans, IT IS STRONGLY ADVISABLE NOT TO FUND THE LOAN THROUGH THE PERSONAL INCOME BENEFIT CONTRACT (CERTIFICATE), BECAUSE OF THE LIKELIHOOD OF EARLY WITHDRAWALS AND EXCESS WITHDRAWALS.

DISTRIBUTIONS FROM 403(B) PLANS; PERSONAL INCOME BENEFIT CONTRACT (CERTIFICATE)

The sponsoring employer or employer's designee must consent to any 403(b) plan loan, or request for a withdrawal, distribution, or payment by any plan participant or beneficiary in accordance with plan rules.

The limits on distributions under 403(b) plans are reflected in the Personal Income Benefit Contract (Certificate). Amounts attributable to salary reduction contributions on behalf of a plan participant cannot be distributed before the participant reaches age 59 1/2, dies, becomes disabled as defined in the Code, severs from employment with the employer which provided the funds, or otherwise has a permissible distribution event. If distributions attributable to salary reduction contributions are made in the case of hardship, no income attributable to salary reduction contributions may be distributed.

Generally distributions from 403(b) plans are includable in the income of a plan participant or beneficiary as ordinary income, not capital gain. If the participant has made contributions to the 403(b) plan on an after-tax basis, only the taxable amount of any distribution is includible. If a distribution is made prior to the participant's age 59 1/2, an additional 10% federal income tax penalty may also be imposed, unless an exception applies.

If a distribution from a plan is an "eligible rollover distribution", the plan is required to notify the plan participant or beneficiary of the choices and consequences of a distribution. In certain cases a distribution which is an eligible rollover distribution can be directly rolled over on a tax-deferred basis to another eligible retirement plan which will accept it. If an eligible rollover distribution is not directly rolled over, a plan participant and in some cases a beneficiary may be able to roll it over within 60 days after receiving the distribution. However, the plan will be required to withhold 20% of the taxable amount of the distribution. Guaranteed annual withdrawal payments from the Personal Income Benefit Contract (Certificate) may be viewed as eligible rollover distributions from the 403(b) plan prior to the commencement of lifetime required minimum distributions for the plan participant, discussed in the paragraph below.

There are also distribution requirements applicable to plan participants and beneficiaries in 403(b) plans. Under the required minimum distribution rules plan participants must start calculating and taking annual distributions from the 403(b) plan by a specified date. The beginning date depends on the plan participant's age and retirement status.

The plan must withhold federal income tax from distributions unless a recipient is eligible to elect out of such withholding and properly elects out. The rate of withholding depends on the type of the distribution and the recipient's age and other status. As noted above, eligible rollover distributions are subject to mandatory withholding at the rate of 20% with no election out possible. Distributions after a participant's lifetime required minimum distributions are to start may be subject to 10% withholding, with election out possible. Annuity payouts which may be elected under the plan or which may occur from the Personal Income Benefit Contract (Certificate) when it goes to zero are subject to wage-type withholding, with election out possible.

The employer or employer's designee is responsible for monitoring 403(b) plan contributions, distribution restrictions, required minimum distribution rules, and all other rules applicable to the plan.

If a plan participant has multiple 403(b) plan accounts under a 403(b) plan sponsored by one employer, participates in more than one 403(b) plan, or participates in more than one tax-qualified plan funded by salary reduction contributions, the participant may be required to combine plan account values or contributions for tax purposes.

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For further information about 403(b) plans, plan participants can consult
Internal Revenue Service Publication 571, TAX-SHELTERED ANNUITY PLANS (403(B) PLANS) FOR EMPLOYEES OF PUBLIC SCHOOLS AND CERTAIN TAX-EXEMPT ORGANIZATIONS. This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

ERISA MATTERS

ERISA rules are designed to save and protect qualified retirement plan assets to be paid to plan participants when they retire.

Some 403(b) plans may be subject to Title I of ERISA, generally dependent on the level of employer involvement, for example, if the employer makes matching contributions.

ERISA rules may require certain types of spousal consent to loans and certain forms of payments. Section 404(c) of ERISA, and the related DOL regulation, provide that if a plan participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the plan participant's or beneficiary's exercise of control. As a result, if the plan complies with
Section 404(c) and the DOL regulation thereunder, the plan participant can make and is responsible for the results of his or her own investment decisions.

Section 404(c) plans must provide, among other things, that a broad range of investment choices are available to plan participants and beneficiaries and must provide such plan participants and beneficiaries with enough information to make informed investment decisions. Compliance with the Section 404(c) regulation is completely voluntary by the plan sponsor and the plan sponsor may choose not to comply with Section 404(c).

The Personal Income Benefit contract provides the broad range of investment choices and information needed in order to meet the requirements of the Section 404(c) regulation. If the plan is intended to be a Section 404(c) plan, it is, however, the plan sponsor's responsibility to see that the requirements of the DOL regulation are met. AXA Equitable and its financial professionals shall not be responsible if a plan fails to meet the requirements of Section 404(c).

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account A for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate accounts. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information

--------------------------------------------------------------------------------

ABOUT OUR SEPARATE ACCOUNT A

Each variable investment option is a subaccount of our Separate Account A. We established Separate Account A in 1968 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account A and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account A that represent our investments in Separate Account A or that represent fees and charges under the contracts that we have earned. We may invest the assets of Separate Account A in any investment permitted by applicable law. The results of Separate Account A's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts and certificates is based on the assets in Separate Account A. However, the obligations themselves are obligations of AXA Equitable.

Separate Account A is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account A. Although Separate Account A is registered, the SEC does not monitor the activity of Separate Account A on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account A invests in shares issued by the corresponding portfolio of its Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account A, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account A or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account A or a variable investment option directly);

(5)to deregister Separate Account A under the Investment Company Act of 1940;

(6)to restrict or eliminate any voting rights as to Separate Account A;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to close a variable investment option to transfers and contributions; and

(9)to limit the number of variable investment options which you may elect.

ABOUT THE TRUST

The Trust is registered under the Investment Company Act of 1940. It is classified as "open-end management investment companies," more commonly called mutual funds. The Trust issues different shares relating to each portfolio.

The Board of Trustees of the Trust serves for the benefit of the Trust's shareholders. The Board of Trustees may take many actions regarding the portfolios (for example, the Board of Trustees can establish additional portfolios or eliminate existing portfolios; change portfolio investment objectives; and change portfolio investment policies and strategies). In accordance with applicable law, certain of these changes may be implemented without a shareholder vote and, in certain instances, without advanced notice. More detailed information about certain actions subject to notice and shareholder vote for the Trust, and other information about the portfolios, including portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 plan and other aspects of its operations, appears in the prospectus(es) for the Trust, which generally accompany this prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such guaranteed benefits. The general obligations and any guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative.

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The general account is subject to regulation and supervision by the New York
State Department of Financial Services and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

DATES AND PRICES AT WHICH CERTIFICATE EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your certificate will occur. Other portions of this prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 PM, ET on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   When a charge is to be deducted on a participation date anniversary that is a non-business day, we will deduct the charge on the next business day.

..   Quarterly rebalancing will be processed on a calendar year basis.
    Semiannual or annual rebalancing will be processed on the first business day of the month. Rebalancing will not be done retroactively.

CONTRIBUTIONS, TRANSFERS, WITHDRAWALS AND SURRENDERS

..   Contributions allocated to the investment options are invested at the unit value next determined after the receipt of the contribution.

..   Transfers to or from investment options will be made at the unit value next determined after the receipt of the transfer request.

..   Requests for withdrawals or surrenders will occur on the business day that we receive the information that we require.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trust we have the right to vote on certain matters involving the portfolios, such as:

..   the election of trustees;

..   the formal approval of independent auditors selected for the Trust; or

..   any other matters described in each prospectus for the Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give participants the opportunity to instruct us how to vote the number of shares attributable to their certificates if a shareholder vote is taken. If we do not receive instructions in time from all participants, we will vote the shares of a portfolio for which no instructions have been received in the same proportion as we vote shares of that portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a portfolio in the same proportions that participants vote. One effect of proportional voting is that a small number of participants may determine the outcome of a vote.

The Trust sell its shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. EQ Advisors Trust also sells its shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our participants arising out of these arrangements. However, the Board of Trustees or Directors of the Trust intend to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that the Board's response insufficiently protects our participants, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT A VOTING RIGHTS

If actions relating to Separate Account A require participant approval, participants will be entitled to one vote for each unit they have in the investment options. Each participant who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the unit value for that option. We will cast votes attributable to any amounts we have in the investment options in the same proportion as votes cast by participants.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

CYBERSECURITY

We rely heavily on interconnected computer systems and digital data to conduct our variable product business. Because our variable product

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business is highly dependent upon the effective operation of our computer systems and those of our business partners, our business is vulnerable to disruptions from utility outages, and susceptible to operational and information security risks resulting from information systems failure (e.g., hardware and software malfunctions), and cyber-attacks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption and unauthorized release of confidential customer information. Such systems failures and cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your Contract value. For instance, systems failures and cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate AUVs, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. While there can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract due to cyber-attacks or information security breaches in the future, we take reasonable steps to mitigate these risks and secure our systems from such failures and attacks.

STATUTORY COMPLIANCE

We have the right to change the terms of the contract and any certificate thereunder without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

Any change in the contract and any certificate thereunder must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a participant's interest in Separate Account A, nor would any of these proceedings be likely to have a material adverse effect upon Separate Account A, our ability to meet our obligations under the certificates, or the distribution of the certificates.

FINANCIAL STATEMENTS

The financial statements of Separate Account A, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS, AND BORROWING

The owner may not assign a contract or certificate for any purpose. You cannot assign a certificate as security for a loan or other obligation.

FUNDING CHANGES

The employer or trustee can change the funding vehicle for the plan.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by AXA Distributors, LLC ("AXA Distributors" or the "Distributor") who serves as the principal underwriter. The offering of the contracts is intended to be continuous.

AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributor is under the common control of AXA Financial, Inc. Its principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributor is registered with the SEC as broker-dealers and is a member members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributor ("Selling broker-dealers").

AXA Equitable pays compensation to the Distributor based on con- tracts sold. AXA Equitable may also make additional payments to the Distributor, and the Distributor may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributor or the Selling broker-dealers discussed in this section of the prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this prospectus.

AXA DISTRIBUTORS COMPENSATION. AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributors' Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributors' Selling broker-dealers. Contribution-based compensation will generally not exceed 5% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 0.70% of the account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to

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the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset- based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the amount and type of compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. AXA Distributors may pay, out of its assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on ongoing sales, on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. For certain selling broker-dealers, AXA Distributors increases the marketing allowance as certain sales thresholds are met. AXA Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, AXA Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements"). AXA Distributors also has entered into agreements with certain selling broker-dealers in which the selling broker-dealer agrees to sell certain AXA Equitable contracts exclusively.

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2016) received additional payments. These additional payments ranged from $1,472.14 to $5,557,015.32. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Allstate Financial Services, LLC
American Portfolios Financial Services
Ameriprise Financial Services
AXIO
BBVA Compass Investment Solutions, Inc.
Cambridge Investment Research
Capital Investment Group
Centaurus Financial, Inc.
Cetera Advisors, LLC
Cetera Advisors Networks, LLC
Cetera Financial Specialists, LLC
Cetera Investment Services, LLC
CFD Investments, Inc.
Citigroup Global Markets, Inc.
Commonwealth Financial Network
CUNA Brokerage Services
Cuso Financial Services, L.P.
Farmer's Financial Solution
First Allied Securities Inc.
First Tennessee Brokerage Inc.
Girard Securities, Inc.
Gradient Securities, LLC
H.D. Vest Investment Securities, Inc.
Harbour Investments
Hilltop Securities
Independent Financial Group, LLC
Investors Capital Corporation
Janney Montgomery Scott LLC
Kestra Investments, LLC
Key Investment Services LLC
Ladenburg Thalmann Advisor Network, LLC
Legend Equities
Lincoln Financial Advisors Corp.
Lincoln Financial Services Corp
Lincoln Investment Planning
LPL Financial Corporation
Lucia Securities, LLC
Merrill Lynch Life Agency, Inc.
MetLife Securities, Inc.
Morgan Stanley Smith Barney
Mutual of Omaha Investment Services, Inc.
National Planning Corporation
Parkland Securities, Inc.LLC (part of Sigma)
PlanMember
PNC Investments
Primerica Financial Services
Questar Capital Corporation
Raymond James Insurance Group
RBC Capital Markets Corporation
Robert W Baird & Company
Santander Securities Corporation
SIGMA Financial Corporation
Signator Investors, Inc.
Summit Brokerage Services, Inc.
SunTrust Investments
The Advisor Group
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
Valmark Securities, Inc.
Voya Financial Advisors
VSR Financial Services Inc.
Wells Fargo Wealth Brokerage Insurance Agency

                               MORE INFORMATION

                                   Appendix

                        Condensed financial information

--------------------------------------------------------------------------------

Contracts without a daily asset charge were not offered as of December 31, 2016, therefore condensed financial information is not available.

                  APPENDIX -- CONDENSED FINANCIAL INFORMATION

                                   Appendix

State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

STATES WHERE CERTAIN AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

--------------------------------------------------------------------------------------------------------------
 STATE   FEATURES AND BENEFITS             CONTRACT TYPE                     AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------

 APPENDIX -- STATE CONTRACT AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES
                                 AND BENEFITS

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Custodian and independent registered public accounting firm   2

Distribution of the contracts                                 2

Calculating unit values                                       2

Financial Statements                                          3

HOW TO OBTAIN AN AXA RETIREMENT 360/SM/ PERSONAL INCOME BENEFIT STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT A

Call (888) 370-8871 or send this request form to:
  AXA Retirement Plan Services/SM/
  P.O. Box 4730
  Syracuse, NY 13221

----------------------------------------------------------------------------------
Please send me an AXA Retirement 360/SM/ Personal Income Benefit
Statement of Additional Information dated __________, 2017
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

AXA Retirement 360/SM/ Personal Income Benefit

A group flexible premium deferred variable annuity contract

STATEMENT OF ADDITIONAL INFORMATION DATED
MAY 1, 2017



--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. It should be read in conjunction with the related prospectus for AXA Retirement 360/SM/ Personal Income Benefit dated May 1, 2017. That prospectus provides detailed information concerning the contracts and the variable investment options that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account A. Definitions of special terms used in the SAI are found in the prospectus.

A copy of the prospectus is available free of charge by writing our Processing Office (P.O. Box 4956, Syracuse, NY 13221-4956), by calling toll free,
(800) 628-6673, or by contacting your financial professional.

             TABLE OF CONTENTS

             Who is AXA Equitable?                              2

             Custodian and independent registered public
               accounting firm                                  2

             Distribution of the contracts                      2

             Calculating unit values                            2

             Financial statements                               3



Co-distributed by affiliates, AXA Advisors, LLC and AXA Distributors, LLC, 1290
                  Avenue of the Americas, New York, NY 10104

  Copyright 2017 AXA Equitable Life Insurance Company -- All rights reserved

                     AXA Equitable Life Insurance Company
                          1290 Avenue of the Americas
                              New York, NY 10104
                                 212-554-1234

                                                                        #334578

WHO IS AXA EQUITABLE?

We are AXA Equitable Life Insurance Company ("AXA Equitable") a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect wholly owned subsidiary of AXA Financial, Inc., which is an indirect wholly owned subsidiary of AXA S.A. ("AXA"), a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, AXA exercises significant influence over the operations and capital structure of AXA Equitable. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts. AXA Equitable is solely responsible for paying all amounts owed to you under your contract.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account A.

The financial statements of the Separate Account at December 31, 2016 and for each of the two years in the period ended December 31, 2016, and the consolidated financial statements of AXA Equitable at December 31, 2016, 2015 and 2014 and for each of the three years in the period ended December 31, 2016 are included in this SAI in reliance on the reports of __________, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

__________ provides independent audit services and certain other non-audit services to AXA Equitable as permitted by the applicable SEC independence
rules, and as disclosed in AXA Equitable's Form 10-K.           's address is
300 Madison Avenue, New York, New York 10017.

DISTRIBUTION OF THE CONTRACTS

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Advisors a fee of $0, $0 and $325,380 for each of the years 2016, 2015 and 2014. AXA Equitable paid AXA Advisors, as distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A, $542,160,541 in 2016, $560,399,960 in 2015 and $571,445,806
in 2014. Of these amounts, for each of these three years, AXA Advisors retained $281,641,950, $285,764,982 and $305,637,317, respectively.

Under a Distribution Agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account A, AXA Equitable paid AXA Distributors, LLC, distribution fees of $507,645,857 in 2016, $490,800,838 in 2015 and $516,811,792 in 2014, as distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account A. Of these amounts, for each of these three years, AXA Distributors, LLC retained $7,262,669, $0 and $0, respectively.

CALCULATING UNIT VALUES

Unit values are determined at the end of each "valuation period" for each of the variable investment options. A valuation period is each business day together with any consecutive preceding non-business day. The unit values for AXA Retirement 360/SM/ Personal Income Benefit may vary. The method of calculating unit values is set forth below.

The unit value for a variable investment option for any valuation period is equal to the unit value for the preceding valuation period multiplied by the "net investment factor" for the variable investment option for that valuation period. The net investment factor is:

                                (   _a    )
                                     b

where:

(a)is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period before giving effect to any amounts allocated or withdrawn from the variable investment options for the valuation period. For this purpose, we use the share value reported to us by the applicable Trust. This share value is after deduction for investment advisory fees and direct expenses of such Trust.

(b)is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period (after any amounts allocated or withdrawn for that valuation period).

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts and certificates.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

         (a) The following Financial Statements are included in Part B of the Registration Statement:

                 The financial statements of AXA Equitable Life Insurance Company and Separate Account A are included in the Statements of Additional Information.

         (b)     Exhibits.

                 The following exhibits correspond to those required by paragraph (b) of Item 24 as to exhibits in Form N-4:

         1.      Board of Directors Resolutions.

                 (a) Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, previously filed with Registration Statement No. 2-30070 on October 27, 1987, refiled electronically on July 10, 1998, and incorporated herein by reference.

                 (b) Resolutions of the Board of Directors of Equitable dated October 16, 1986 authorizing the reorganization of Separate Accounts A, C, D, E, J and K into one continuing separate account, previously filed with Registration Statement
                            No. 2-30070 on April 24, 1995, refiled
                            electronically on July 10, 1998, and incorporated herein by reference.

         2.      Custodial Agreements. Not applicable.

         3.      Underwriting Contracts.

                 (a)        Distribution Agreement, dated as of
                            January 1, 1998 by and between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-64749) filed on August 5, 2011.

                 (a)(i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

                 (a)(ii) Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                 (a)(iii) Third Amendment dated as of November 1, 2014 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors, LLC, incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 2-30070) on April 19, 2016.

            (b) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000, previously filed with Registration Statement (File No. 2-30070) on April 19, 2001, and incorporated herein by reference.

            (c) Transition Agreement for services by AXA Network LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with Registration Statement (File No. 2-30070) on April 19, 2001, and incorporated herein by reference.

            (d) General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with Registration Statement (File No. 2-30070) on April 19, 2004, and incorporated herein by reference.

            (d)(i) First Amendment dated as of January 1, 2003 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

            (d)(ii) Second Amendment dated as of January 1, 2004 to General Agent Sales Agreement dated January 1, 2000, between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, Registration Statement on Form N-4 (File No.333-05593) on April 24, 2012.

            (d)(iii) Third Amendment dated as of July 19, 2004 to General Agent Sales Agreement dated as of
                      January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on
                      August 11, 2005.

            (d)(iv) Fourth Amendment dated as of November 1, 2004 to General Agent Sales Agreement dated as of
                      January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on
                      August 11, 2005.

            (d)(v) Fifth Amendment dated as of November 1, 2006, to General Agent Sales Agreement dated as of
                      January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593), filed on
                      April 24, 2012.

                (d)(vi) Sixth Amendment dated as of February 15, 2008, to General Agent Sales Agreement dated as of
                           January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                           No. 333-05593), filed on April 24, 2012.

                (d)(vii) Seventh Amendment dated as of February 15, 2008, to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                           No. 2-30070) to Exhibit 3(r), filed on
                           April 20, 2009.

                (d)(viii) Eighth Amendment dated as of November 1, 2008, to General Agent Sales Agreement dated as of
                           January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File
                           No. 2-30070) to Exhibit 3(s), filed on April 20,
                           2009.

                (d)(ix) Ninth Amendment dated as of November 1, 2011 to General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (d)(x) Tenth Amendment dated as of November 1, 2013, to General Agent Sales Agreement dated as of
                           January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

                (d)(xi) Eleventh Amendment dated as of November 1, 2013, to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

                (d)(xii) Twelfth Amendment dated as of November 1, 2013, to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) filed on October 16, 2014.

                (d)(xiii) Thirteenth Amendment dated as of October 1, 2014 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-202147), filed on September 9, 2015.

                (d)(xiv) Fourteenth Amendment dated as of August 1, 2015 to General Agent Sales Agreement dated as of January 1, 2000, by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries, incorporated herein by reference to this Registration Statement on Form N-4 (File No. 2-30070), filed on April 19, 2016.

                (d)(xv) Sixteenth Amendment dated May 1, 2016 to the General Agent Sales Agreement dated as of
                           January 1, 2000 by and between AXA Equitable Life Insurance Company, (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 18, 2017.

                (e) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, incorporated herein by reference to Exhibit No. 3.(i) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

                (f) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, incorporated herein by reference to Exhibit No. 3.(j) to Registration Statement (File No. 333-05593) on Form N-4, filed on April 20, 2005.

         4.     Contracts. (Including Riders and Endorsements)

      5.  Applications.

      6.  Depositor's Certificate of Incorporation And By-Laws.

          (a) Restated Charter of AXA Equitable, as amended August 31, 2010, incorporated herein by reference to Registration Statement on Form N-4, (File No. 333-05593), filed on April 24, 2012.

          (b) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to Exhibit No. 6.(c) to Registration Statement on Form N-4, (File No. 333-05593), filed on April 20, 2006.

      7.  Reinsurance Contracts. Not applicable.

      8.  Participation Agreements.

          (a) Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable Life Insurance Company ("AXA Equitable"), AXA Distributors, LLC and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's Trust Registration Statement on Form N-1A (File No. 333-17217 and 811-07953), filed on February 7,
                        2003.

          (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

          (a)(ii) Amendment No. 2, dated July 9, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.


          (a)(iii) Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

          (a)(iv) Amendment No. 4, dated May 1, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

          (a)(v) Amendment No. 5, dated September 30, 2005, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

          (a)(vi) Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

          (a)(vii) Amendment No. 7, dated May 1, 2007, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

          (a)(viii) Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA
                        Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ
                        Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

          (a)(ix) Amendment No. 9, dated May 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

          (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

          (a)(xi) Amendment No. 11, dated May 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

          (a)(xii) Amendment No. 12, dated September 29, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

          (a)(xiii) Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

          (a)(xiv) Amendment No. 14, dated December 15, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

          (a)(xv) Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors, LLC and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

          (a)(xvi) Amendment No. 16, dated April 30, 2012, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable and AXA Distributors, LLC, dated July 15,2002 incorporated herein by reference to Post-Effective Amendment No. 96 to the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 7, 2012.

          (a)(b)(i) Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

          (a)(b)(ii) Amendment No. 1 dated as of June 4, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

          (a)(b)(iii) Amendment No. 2 dated as of October 21, 2013 to the Second Amended and Restated Participation Agreement among the Trust, AXA Equitable, FMG LLC and AXA Distributors, LLC, dated May 23, 2012, incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on July 22, 2013.

          (a)(b)(iv) Amendment No. 3, dated as of April 4, 2014 ("Amendment No. 3"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

          (a)(b)(v) Amendment No. 4, dated as of June 1, 2014 ("Amendment No. 4"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 30, 2014.

          (a)(b)(vi) Amendment No. 5, dated as of July 16, 2014 ("Amendment No. 5"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") "), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on February 5, 2015.

          (a)(b)(vii) Amendment No. 6, dated as of April 30, 2015 ("Amendment No. 6"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties"), incorporated herein by reference to EQ Advisors Trust Registration Statement on Form N-1A (File No. 333-17217) filed on April 17, 2015.

          (a)(b)(viii)  Amendment No. 7 dated as of December 21, 2015
                        ("Amendment No. 7"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485(a) (File No. 333-17217) filed on February 11, 2016.

          (a)(b)(ix) Amendment No. 8 dated as of December 9, 2016 ("Amendment No. 8"), to the Second Amended and Restated Participation Agreement, dated as of May 23, 2012, as amended ("Agreement"), by and among EQ Advisors Trust ("Trust"), AXA Equitable Life Insurance Company, AXA Equitable Funds Management Group, LLC and AXA Distributors, LLC (collectively, the "Parties") incorporated herein by reference to EQ Advisors Trust Registration Statement on Form 485(a) (File No. 333-17217) filed on January 31, 2017.

           9.   Legal Opinion.

                     Opinion and Consent of Shane Daly, Vice-President and Associate General Counsel of AXA Equitable Life Insurance Company, as to the legality of the securities being registered, filed herewith.

           10.  Other Opinions.

                (a)  Consent of __________, to be filed by amendment.

                (b)  Powers of Attorney, filed herewith.

           11.  Omitted Financial Statements. Not applicable.

           12.  Initial Capital Agreements. Not applicable.

 Item 25.  Directors and Officers of AXA Equitable.

           Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.


NAME AND PRINCIPAL             POSITIONS AND OFFICES WITH
BUSINESS ADDRESS               AXA EQUITABLE
------------------             --------------------------
DIRECTORS

Thomas Buberl                  Director
AXA
25, Avenue Matignon
75008 Paris, France

Paul J. Evans                  Director
AXA UK
5 Old Broad Street
London, England EC2N 1AD

Barbara Fallon-Walsh           Director
1670 Stephens Drive
Wayne, PA 19087

Daniel G. Kaye                 Director
767 Quail Run
Inverness, IL 60067

Kristi A. Matus                Director
380 Beacon Street, #2
Boston, MA 02116

Ramon de Oliveira              Director
Investment Audit Practice, LLC
580 Park Avenue
New York, NY 10065

Bertram L. Scott               Director
Novant Health, Inc.
108 Providence Road
Charlotte, NC 28207

Lorie A. Slutsky               Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Richard C. Vaughan             Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTOR

*Mark Pearson                  Chairman of the Board,
                               Chief Executive Officer, Director and President

OTHER OFFICERS

*Dave S. Hattem                Senior Executive Director and General Counsel

*Heinz-Juergen Schwering       Managing Director and Chief Risk Officer

*Anders B. Malmstrom           Senior Executive Director and Chief Financial
                               Officer

*Marine de Boucaud             Senior Executive Director and Chief Human
                               Resources Officer

*Joshua E. Braverman           Senior Executive Director, Chief Investment
                               Officer and Treasurer

*Kermitt J. Brooks             Managing Director and Deputy General Counsel

*Michael B. Healy              Senior Executive Director and Chief Information
                               Officer

*Andrea M. Nitzan              Executive Director, Chief Accounting Officer
                               and Controller

*Brian Winikoff                Senior Executive Director and Head of U.S. Life
                               Retirement and Wealth Management

*Andrienne Johnson             Senior Executive Director and Chief
                               Transformation Officer

*Kevin Molloy                  Senior Executive Director

*Keith Floman                  Managing Director and Chief Actuary

*David Kam                     Managing Director and Actuary

*Michel Perrin                 Managing Director and Actuary

*Karen Field Hazin             Lead Director, Secretary and Associate General
                               Counsel

*Naomi J. Weinstein            Lead Director

*Nicholas Huth                 Managing Director, Associate General Counsel
                               and Chief Compliance Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

              Separate Account A of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable. AXA Equitable, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company"), a publicly traded company.

              AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

              (a) The 2015 AXA Group Organizational Charts are incorporated herein by reference to Exhibit 26(a) to Registration Statement (File
No. 333-207015) on Form N-6 filed December 23, 2015.

              (b) The AXA Financial, Inc. - Subsidiary Organization Chart:
Q1-2017 is incorporated herein by reference to Exhibit 26(b) to Registration Statement (File No. 2-30070) on Form N-4 filed April 18, 2017.

Item 27. Number of Contractowners

         There are no Qualified Contract Owners and/or Non-Qualified Contract Owners offered by the Registrant under this Registration Statement.

Item 28. Indemnification

         (a)    Indemnification of Directors and Officers

                The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

                7.4    Indemnification of Directors, Officers and Employees.

                       (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                            (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testor or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                            (ii) any person made or threatened to be made a
                                 party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testor or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                            (iii)the related expenses of any such person in any
                                 of said categories may be advanced by the Company.

                       (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

         The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U. S. Specialty Insurance, ACE, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $105 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b)    Indemnification of Principal Underwriters

                To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, Inc. and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, Inc. and AXA Advisors, LLC.

         (c)    Undertaking

                Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.Principal Underwriters

                 (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 49, 70 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY America Variable Account A, MONY America Variable Account K and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A and I. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY,NY 10104.

                 (b) Set forth below is certain information regarding the directors and principal officers of AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Distributors, LLC.

(i) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
------------------                 --------------------------------------------

*Brian Winikoff                    Director, Chairman of the Board,
                                   Chief Executive Officer and Chief Retirement
                                   Savings Officer

*Kevin Molloy                      Senior Vice President and Director

*Ronald Herrmann                   Senior Vice President and Director

*Herve Balzano                     Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Kathryn Ferrero                   Senior Vice President

*Peter D. Golden                   Senior Vice President

*David Kahal                       Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Windy Lawrence                    Senior Vice President

*Graham Day                        Senior Vice President

*Trey Reynolds                     Senior Vice President

*David Veale                       Senior Vice President

*Alfred D'Urso                     Vice President and Chief Compliance Officer

*Michael Schumacher                Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Nicholas D. Huth                  Senior Vice President and General Counsel

*Gina Jones                        Vice President and Financial Crime Officer

*Yun Zhang                         Vice President and Treasurer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Francesca Divone                  Secretary

                 (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 are maintained by AXA Equitable at 1290 Avenue of the Americas, New York, NY 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

         The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
                (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

         AXA Equitable hereby represents that the fees and charges deducted under the contracts described in this Registration Statement, in the aggregate, in such case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective contracts.

         The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it complies with the provisions of paragraphs (1) - (4) of that letter.

         The Registrant hereby further represents that it is relying upon Rule 6c-7 of the Investment Company Act of 1940 (the "1940 Act") in claiming an exemption from certain provisions of Sections 22(e) and 27 of the 1940 Act for registered separate accounts offering variable annuity contracts to participants in the Texas Optional Retirement Program. Further, AXA Equitable has or will comply with Rule 6c-7(a)-(d) of the 1940 Act with respect to Texas Optional Retirement Program participants.

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 10th day of May, 2017.

                              SEPARATE ACCOUNT A OF
                              AXA EQUITABLE LIFE INSURANCE COMPANY
                                        (Registrant)

                              By:  AXA Equitable Life Insurance Company
                                                   (Depositor)

                              By:  /s/ Shane Daly
                                   ---------------------------------------------
                                   Shane Daly
                                   Vice President and Associate General Counsel

                                  SIGNATURES

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has caused this Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City and State of New York, on this 10th day of May, 2017.

                                         AXA EQUITABLE LIFE INSURANCE COMPANY
                                                      (Depositor)

                                         By:  /s/ Shane Daly
                                              ----------------------------------
                                              Shane Daly
                                              Vice President and Associate
                                              General Counsel

       As required by the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                  Chairman of the Board, Chief Executive Officer,
                               Director and President

PRINCIPAL FINANCIAL OFFICER:

*Anders B. Malmstrom           Senior Executive Director
                               and Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan              Executive Director, Chief Accounting Officer
                               and Controller

*DIRECTORS:

Barbara Fallon-Walsh         Mark Pearson
Daniel G. Kaye               Bertram Scott
Kristi A. Matus              Lorie A. Slutsky
Ramon de Oliveira            Richard C. Vaughan

*By:  /s/ Shane Daly
      --------------------------
      Shane Daly
      Attorney-in-Fact
      May 10, 2017

                                 EXHIBIT INDEX

EXHIBIT                                       TAG
  NO.                                        VALUE
-------                                      -----

9        Opinion and Consent of Counsel      EX-99.9

10(b)    Powers of Attorney                  EX-99.10b